02038234

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

SEC MAIL PROCESSING RECEIVED JUN 10 2002 WASH. D.C. 155 SECTION

Modine Manufacturing Company
Exact Name of Registrant as Specified in Charter

0000067347
Registrant CIK Number

Modine Annual Report to Shareholders
for 2001-2002 FOR 3/31/02
Electronic Report, Schedule or Registration
Statement of Which the Documents Are a Part
(give period of report)

1-1373
SEC File Number,
if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUN 14 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, State of Wisconsin, June 7, 2002.

Modine Manufacturing Company
(Registrant)

By: ______________________
D. R. Zakos, Vice President,
General Counsel and Secretary

WHERE WE ARE.







MODINE

Annual Report
2001/2002

Financial Highlights

(Dollars in millions, except per-share amounts)

Fiscal year ended March 31, 2002	**2002**	2001	Percent change
Sales	**$1,074.8**	$1,121.4	-4
Net earnings	**23.3**	51.8	-55
Return on sales	**2.2%**	4.6%	—
Net earnings per share (EPS) — assuming dilution	**$0.70**	$1.58	-56
Dividends per share	**0.875**	1.00	-12
Book value per share	**15.42**	15.79	-2
Total assets	**$903.0**	$937.2	-4
Return on average capital	**4.1%**	8.0%	—
Return on average shareholders' equity	**4.5%**	10.3%	—
Net cash provided by operating activities	**$131.4**	$125.8	+4
EBITDA	**111.4**	145.8	-24
Weighted average shares outstanding — assuming dilution (in millions)	**33.4**	32.9	+2

Sales *(in millions)*


1,066
1,137
1,175
1,121
1,075
$1,200
1,000
800
600
400
200
0
98
99
00
01
02

Earnings Per Share


2.24
2.25
2.01
1.58
0.70
$3.00
2.50
2.00
1.50
1.00
.50
.00
98
99
00
01
02

Cash Flow From Operations *(in millions)*


103
105
90
126
131
$15
120
90
60
30
0
98
99
00
01
02

Total Debt To Capital


21.5%
32.5%
31.8%
26.1%
22.6%
35%
30
25
20
15
10
5
0
98
99
00
01
02

Average Daily Trading Volume *(in thousands)*


57.4
44.1
61.9
54.7
72.7
90
75
60
45
30
15
0
98
99
00
01
02

Average Annual Return to Shareholders *(last five years)*


5.2%
8.6%
10.2%
10
8
6
4
2
0
Modine
NASDAQ
S&P 500



WHO WE ARE.

We are Modine Manufacturing Company, a worldwide leader in thermal management. We engineer solutions for a wide variety of complex heating and cooling problems.

Modine technology is behind some very familiar things. Engines, from cars to trucks, tractors, construction equipment and generators, have multiple cooling needs. The interiors of commercial buildings and factories must be heated and air conditioned. Sophisticated medical technology and simple vending machines require cooling. Personal comfort inside autos, homes and garages depends on heating and air conditioning. Cooling challenges extend to telecommunications equipment and laptop computers. And thermal management will be critical to the future as alternate sources for energy come on line.

Innovation and diversity have been a part of the company since the beginning. In 1916, an inventor and entrepreneur named Arthur B. Modine set up shop. He created the "Spirex" radiator for the Ford Model T, then developed a heating system to warm the factory in which the radiators were made. At the outset, he established the core philosophy of Modine: a culture of ideas and innovation. In all, Arthur B. Modine held over 120 patents.

Today, eighty-six years and more than 1,400 patents later, we are still inspired by the legacy of Arthur B. Modine. Our highly engineered solutions for thermal management have evolved from a tradition of invention, decades of experience and a commitment to research and development.

Wherever thermal forces need to be managed, you'll find Modine. On the road. In the office. On the construction site. Inside the hospital. At home. Thermal management is everywhere. And so is Modine Manufacturing Company.

Contents

Letter to our Shareholders

Where we are. Modine's 2002 fiscal year was filled with numerous challenges. The economies of both North America and Europe softened throughout the year, with the terrible events of September 11th creating additional fear and uncertainty. As a result of cyclical and structural changes, Modine experienced weakness across most of its markets. North American and European light vehicle production volumes were down from the previous year. The truck industry experienced another down year with heavy-duty and medium-duty build rates remaining at depressed levels. During the year, the construction market declined approximately ten percent. In the agricultural market, higher horsepower and harvesting machines strengthened from cyclical lows seen in 2000, while the demand for smaller horsepower tractors declined. The weak economy and an extremely mild winter contributed to sharp declines in the HVAC industry. The market for telecommunications equipment and computers remained depressed, driven by a dramatic reduction in capital spending. Lastly, Modine has witnessed structural changes in the light vehicle aftermarket, including new competition, excess product supply and severe pricing pressure.

Despite these market challenges, sales for Modine's fiscal year 2002 declined a modest four percent to $1,074.8 million from $1,121.4 million. Overall market weakness was offset by a strong increase in automotive sales relating to the introduction of new vehicle programs. Reported net earnings declined to $23.3 million from $51.8 million. Fiscal 2002 and 2001 contained significant one-time items. Excluding these one-time items, Modine's net earnings would have declined 25 percent to $29.2 million from $39.1 million. Modine's profitability was adversely affected by a number of factors. First, conditions in our markets contributed to sales and production volumes that were below internal expectations. In addition, prolonged weakness and structural changes in certain markets have created excess capacity. Also, operating margins were lower due in part to increased depreciation, which was up 21 percent over the prior year. Lastly, in certain markets, Modine has experienced ongoing pricing pressure.

Modine's management team is responding to both the temporary and permanent changes in our markets. In October, we announced that we would take a restructuring charge for the closure and consolidation of several facilities. Some of these facilities are associated with old processes or technologies, while others will be closed to reduce overall capacity. We have taken steps to control Modine's SG&A expenses. During the year, we reduced SG&A expenses by three percent or $7.7 million. We have also limited our capital spending. Capital expenditures were reduced by 51 percent to $35.8 million during fiscal 2002. Our management team has aggressively attacked the balance sheet. We reduced working capital, excluding cash and debt due within a year, by $52.1 million and property, plant and equipment by $26.5 million. In addition, we were able to reduce our total debt by 18 percent or $32.5 million and end the year with $75.4 million in cash. Despite tough market conditions, our focus helped to generate a record $131.4 million in operating cash flow.

Modine's Board of Directors also responded during the year by making a difficult decision to reduce the quarterly dividend rate by 50 percent. The Board believed that this was a prudent decision given the uncertain outlook and weakness in Modine's core markets. We considered the current forecasts, on-going capital needs, and dividend policies of comparable companies. The dividend reduction brought Modine's dividend yield and payout ratio in line with similar companies. This has provided Modine with more financial flexibility to reduce debt, increase cash flow and pursue other measures to increase shareholder value.

As we look to the future, we have developed a strategic plan to address short-term challenges while providing for long-term growth. The singular objective of our plan is to create long-term value.

Where we are going. As we look to the future, we have developed a strategic plan to address short-term challenges while providing for long-term growth. The singular objective of our plan is to create long-term value. Modine will create value for its customers by focusing on partnerships and providing innovative solutions for their thermal problems. As a responsible corporate citizen, we will continue to create value for our employees and communities. Most importantly, we are committed to creating value for our shareholders.

We believe that shareholder value is created by managing for both growth and profitability. As a result, Modine is implementing a two-tiered strategy to meet the expectations of shareholders. Short-term, we will concentrate on improving profitability. To accomplish this we will cut excess capacity, reduce operating



expenses, eliminate unnecessary capital spending and evaluate alternatives for underperforming businesses. Our continued focus on cash flow will create value by allowing Modine to pay down debt, increase dividends, or make acquisitions. Lastly, we will work with our supplier base to drive cost savings.

Modine's long-term strategy is to grow segments of our core business while finding new opportunities for the application of thermal technologies. The first step is to find growth opportunities in these market segments. Through longstanding relationships with key customers, Modine will be successful in winning new business. For example, we have already been awarded new business programs in the automotive, truck and engine markets that begin production in the new fiscal year. Also, we will increase our sales content per vehicle as we provide more complete cooling modules.

We have also reaffirmed our commitment to research and development. With the upcoming completion of our new technical center in Germany, we will have world-class research and development facilities in both North America and Europe. In addition, Modine continues to recruit and retain the industry's best thermal talent. Drawing on their capabilities, we have organized specialized teams dedicated to new technologies such as fuel cells. Through the acquisition of Thermacore, we have added skills and technologies that will enable us to penetrate new markets. Together, these efforts will increase the pace of innovation at Modine, expand its product line and create new opportunities for growth.

Modine's new business opportunities are endless. As a thermal management company, we have the potential for growth everywhere that heating or cooling is required. Our plan is to capitalize on important trends such as the increasing dominance of electronics in our daily lives. Computers and telecommunications equipment have become the backbone of our economy, controlling the way we transact business and communicate. Electronics are the driving force behind industrial automation and the advancements in medical equipment. The smaller and more powerful electronic devices become, the more they will require the advanced thermal management solutions of Modine.

Another important trend is the increase in environmental laws and regulations throughout the world. The movement to protect our environment has influenced the development of new technologies and changes to existing products. For example, today's vehicular engines need additional thermal engineering as manufacturers strive to meet more stringent environmental standards. Also, companies are aggressively pursuing environmentally friendly refrigeration systems and there is a race to develop cleaner sources of power. Modine is in the best position to provide the complex thermal solutions that these new product designs and technologies demand.

As in the past, Modine will carry on its search for acquisitions. In some of our core markets, we will look for potential acquisitions that provide complementary thermal technologies. Modine will also pursue acquisitions that provide entry into new growth markets. Our criteria remain the same: that target companies have significant growth potential, high returns and a reasonable valuation.

We have laid the foundation for Modine's next phase of growth. We are introducing new products, such as exhaust gas recirculation (EGR) coolers, and investigating multiple uses of CO_2 as a refrigerant. The acquisition of Thermacore propelled Modine to an industry-leading position in the electronics cooling market. Lastly, Modine's Fuel Cell Products Group is in place to capitalize on the growth in vehicular and stationary power fuel cells.

We are confident in our abilities to execute both our short-term and long-term strategies. During the next year, we will be focused on increasing profitability while continuing to pave the way for future growth. As a company, we remain committed to maximizing shareholder value and continued improvement in the new year.

DONALD R. JOHNSON
Chairman & Chief Executive Officer

DAVID B. RAYBURN
President & Chief Operating Officer

Our markets

Thermal management is a universal need that spans business, industry and everyday living. To meet the growing demand for thermal solutions, Modine brings sophisticated heating and cooling technology to diversified markets throughout the world. Modine's products are an integral part in light vehicles, heavy-duty equipment, building HVAC (heating, ventilating and air conditioning systems) and electronic devices.

heavy duty



Medium- and heavy-duty trucks, as well as agricultural, construction and industrial equipment all rely on Modine components. We manufacture engine, charge-air, oil, transmission and exhaust gas recirculation (EGR) coolers and modules. Modine also supplies HVAC systems to keep drivers and passengers comfortable.

light vehicles



For the automotive and light truck market, Modine provides engine, charge-air, oil, transmission and exhaust gas recirculation (EGR) coolers and modules. Modine also manufactures passenger compartment HVAC systems. In addition, Modine offers these components as replacement parts through its aftermarket business.

Through our wholly-owned subsidiary Thermacore International, we offer leading-edge solutions for the electronics cooling market. Thermacore is a world-class manufacturer of thermal-management systems for use in a broad range of applications including telecommunications, computers and industrial equipment.

electronics





building HVAC

The building market depends on Modine components and fully-engineered systems to provide comfortable and efficient heating, ventilating and air conditioning (HVAC). Products range from condensers, evaporators and secondary heat exchangers to infrared and unit heaters for both residential and commercial use.



Where we are. You don't have to look far to find Modine. We may be as close as the car or pickup truck in your garage. Our thermal management systems and components cool engines and maintain comfortable passenger compartments in numerous automobiles and light trucks. Original equipment manufacturers specify Modine for a variety of applications, including engine and powertrain cooling, and exhaust gas recirculation (EGR) cooling. Modine also supplies heating, ventilating and air conditioning (HVAC) components for the interiors of passenger cars and light trucks. For the aftermarket, Modine manufactures a similar line of high quality components as replacement parts.

Where we are going. In the future, Modine will focus on new product innovations and partnerships with key customers. With the aftermarket softening due to excess capacity and increased competition, the original equipment sector represents the most attractive opportunity for the company. Modine is positioned to gain additional market share by doing what it does best: partnering with customers on engineering solutions and providing high levels of customer service.

Modine has already established close ties to several major automobile manufacturers. Our engineers literally work side-by-side with theirs in the design of future engine cooling and HVAC systems. Modine will increase its sales by building on those relationships and supplying customers with more complete cooling modules.

We will continue to emphasize new product development. Innovations such as EGR coolers and new oil cooler designs are examples of initiatives that will help Modine gain additional market share.

Fuel cell vehicles are likely the cars of the future. They promise to run more efficiently, reduce dependence on fossil fuels, and safeguard the environment. However, fuel cells present thermal management challenges far more complex than internal combustion engines. As a thermal management company, Modine has taken a leading role in making fuel cell technology viable. Engineers in both our U.S. and German technical centers have partnered with the major auto makers and fuel cell manufacturers. Working around the clock, they are developing heat transfer solutions that will put fuel cell-powered vehicles on the road.

Modine is also on the forefront of using CO_2 in air conditioning and heat pump systems. While environmental regulations are eliminating the "greenhouse gases," CO_2 is emerging as the refrigerant of choice. Similar to fuel cell technology, CO_2 systems present thermal management problems. Modine is devising solutions and has already tested a vehicle with a prototype CO_2 air conditioning system. As it, too, becomes a viable future technology, Modine will gain additional share in the vehicular HVAC market.

light vehicles

A cool, comfortable and efficient ride to the future.

Improving profitability

Our primary focus is executing Modine's strategy to improve profitability. Key initiatives to accomplish this include increasing manufacturing efficiency, maximizing capacity utilization, and minimizing working capital. In addition to managing our assets, we are finding ways to reduce the company's operating expenses. During the next year, we will concentrate on Modine's restructuring and facility reduction plans, which are critical components of our profit improvement strategy. We are also adjusting and improving our long-term planning process. Through solid long-term planning, we can make better capital allocation decisions. Through the combination of these efforts, we will be able to increase Modine's return on capital.





Where we are. From highways and construction sites to farmers' fields and factory floors, heavy-duty equipment is hard at work. Wherever it is on the job, so are Modine thermal management components. They are critical to keeping high-capacity engines cool, and include such products as radiators, charge-air coolers, oil and transmission coolers, and exhaust gas recirculation (EGR) coolers. Operators of heavy-duty equipment also rely on Modine for their comfort, as we are a leading manufacturer of heating, ventilating and air conditioning (HVAC) systems for this market.

Where we are going. Global economic forces have weakened the entire heavy-duty segment over the last two years. In the agricultural, construction and industrial markets, Modine will concentrate on improving profitability. Little growth is forecast, and Modine will adjust its investment in these markets accordingly.

Heavy-duty trucks, however, appear to be moving towards a recovery. Modine will consequently place greater weight on the medium- to heavy-duty truck segment. Already a leader in thermal management products for North America, we are prepared to leverage that reputation globally and grow our European market share. Overall, heavy-duty trucks present the best opportunity for the kinds of engineered solutions that are the company's strength.

Increased module business should be one of the outcomes. As is the case in the light vehicle market, manufacturers of heavy-duty trucks are turning more and more to pre-assembled modules of individual cooling components. This trend enables manufacturers both to speed up the final assembly of vehicles, and also to pare their list of suppliers to a few preferred providers. Modine will capitalize on its expertise in modules to expand partnerships with the world's major truck manufacturers and increase revenue. Modules enable Modine to offer more content, while providing the customer with greater value.

Growth will also result from changes in global environmental regulations. Emissions standards for trucks are becoming more stringent. Modine has the sophisticated technologies to help companies meet these future regulations. Our newly-introduced EGR cooler, for instance, will be a key component in keeping cleaner-burning trucks on the road. In addition, our research into CO_2 air conditioning systems will increase market share in the truck HVAC business, as more environmentally-friendly refrigerants become the worldwide standard.





heavy duty

A powerhouse on and off the road.

Focus on financial stability

We are dedicated to maintaining Modine's financial strength. This means managing Modine's balance sheet and cash flow. With regards to the balance sheet, we will continue to direct our efforts on working capital reductions. We are reducing our inventory levels and accounts receivable, while negotiating better payment terms with our suppliers. In addition, Modine is in the process of eliminating underperforming or unnecessary assets. Our balance sheet improvements are generating strong cash flow, which is being used to reduce Modine's debt. Strong cash flow and a conservative financial position will provide Modine with the required capital to execute its long-term growth plans.

Where we are. Thermal management is playing an increasing role in keeping the world wired. Semiconductors are shrinking in size, while accelerating their processor speeds and increasing power densities. These positive developments have a significant downside: greater heat generation. Heat is the arch enemy of electronic equipment, responsible for an estimated 50 percent of product failures. Since electronic applications are becoming more and more prevalent, complex heat dissipation problems loom on the horizon. They will require solutions beyond conventional cooling techniques.

Exploring the frontier of electronics cooling is a wholly owned subsidiary of Modine, Thermacore International, Inc. With the acquisition of Thermacore, Modine now occupies a leading position in the field of electronics cooling. An extremely diverse segment, it includes computers, telecommunications, medical technology and industrial equipment.

Where we are going. Unprecedented recessions in both the computer and telecommunications industries have not diminished Modine's commitment to these markets. They are broad, with excellent long-term growth potential. Since thermal management is not typically a core competency of electronics manufacturers, Thermacore's advanced cooling skills will be crucial to the design of future products.

The current value of this market is estimated at more than $3 billion, with the potential of growing to $6 billion in five years. Modine and Thermacore together will focus their efforts on the largest areas, telecommunications and computers.

Already a leading supplier to the telecommunications industry, Thermacore should benefit from increased competition among communications companies as they expand and upgrade their networks. Thermal management plays a key role in achieving clear, reliable connections. Consequently, Thermacore devices will cool the base stations, switches and routers that operators will be bringing online to improve the quality of their services.

Computers and microprocessors will also continue to become more integral to daily living. Thermacore technology will cool the powerful servers that keep websites up and running in the evolving world of e-commerce. In addition, the market for automotive navigation and entertainment systems is on the verge of a revolution, demanding higher-capacity cooling to keep pace with ever-smaller and more feature-packed electronics options.

Wherever electronics goes, Thermacore will lead.

electronics

Highly engineered cooling for high performance products.

New products & technologies

As part of our long-term growth strategy, we remain committed to research and development. Our engineers are supporting Modine's long-term strategy through the development of new thermal management products and technologies. This research covers a broad spectrum of potential products and markets. It is our goal to anticipate changing technical demands as we assess our customers' future needs and industry trends. We will provide opportunities to increase our market share, win new customers and enter new markets through our research and development activities. We firmly believe that our dedication to research will be instrumental to Modine's long-term growth.





Where we are. Shortly after Arthur B. Modine invented his first radiator, he developed a heating system for the factory in which the radiators were made. From the beginning, the thermal management of building interiors has been a part of the company's business.

Today, heating, ventilating and air conditioning (HVAC) products for buildings remain a significant market for Modine. The company supplies both components used in others' HVAC systems, and also manufactures its own branded products. Modine's heaters, including *Hot Dawg*, infrared and other unit-style products, have been preferred for years by residential and commercial customers. HVAC components the company manufacturers include secondary heat exchangers for residential high-efficiency furnaces, condensers, evaporators, duct furnaces, make-up-air units and other fully engineered systems.

Where we are going. Modine's traditional product lines have established a long-standing reputation for reliability in the marketplace. Alongside these familiar components, Modine will introduce new products to grow the HVAC segment of its business. The *Weatherhawk* rooftop commercial unit, for example, set to debut in late 2002, utilizes a new style heat exchanger which Modine developed to deliver higher performance.

New technologies will be the basis for long-term growth in the building market. Modine's research into fuel cells for automobiles may be equally applicable to residential and commercial buildings. As increasing electrical demand, lack of new power plants and blackouts are becoming widening problems, fuel cells are emerging as a viable energy source for the future.

Clean and efficient, fuel cells convert hydrogen and oxygen into electricity, water and heat. They cannot function, however, without exacting thermal management, which may require up to 14 different heat transfer components. Modine is working with developers of stationary-power fuel cell systems to provide them with its thermal management expertise, an enabling technology that could make fuel cell power a reality. Individual units would be small, quiet and environmentally friendly, and could provide a home with electricity and heat.

Air conditioning systems for buildings represent another growth opportunity for Modine innovation. It is likely that developments in vehicular air conditioning will transfer to residential and commercial air conditioning as well. Our pioneering research into CO_2 systems for autos and trucks will favorably position us to capitalize on other applications. The market for more environmentally-acceptable refrigerants is potentially large and includes building HVAC systems, heat pumps and refrigerators.

Back in 1916, Arthur B. Modine said he wanted to "build his factory around his laboratory." Research and development leading to innovative products will always be a hallmark of Modine Manufacturing Company.


HOT DAWG

building HVAC

Thinking outside the box about inside comfort.

Strategic planning and business development

Strategic planning and business development are key components of Modine's future. Through strategic planning, we ensure that our corporate and business unit strategies are aligned with Modine's objective of maximizing shareholder value. This area is critical to Modine's future success as we analyze markets and create our long-term strategic plans. Through the business development area, Modine is also evaluating acquisitions, divestitures and new market opportunities. Our focus with all of these activities is to improve returns in the near-term and position us to achieve our long-term growth objectives through entry into new markets and the addition of complementary technologies.

Management's Discussion & Analysis

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. Forward-looking statements include information concerning future financial results of Modine. Also, when words such as "intend," "anticipate," "believe," "expect," "plan," or similar expressions are used, these words indicate forward-looking statements. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to differ materially from the future results, performance, or achievements expressed or implied in the forward-looking statements. These factors include the ability of Modine to compete for business, the ability of various customers and suppliers to achieve projected sales and production levels, the cyclical nature of the vehicular industry, work stoppages at major customers, competitive pressures on sales and pricing, increases in production or material costs that cannot be recouped in product pricing, the ability to improve acquisitions' operations and international economic conditions. Modine does not assume any obligation to update any of these forward-looking statements.

In April 2001, Modine acquired Thermacore International, Inc. (Thermacore) in a merger accounted for as a pooling of interests. All information is presented to include Thermacore for all periods.

Modine Manufacturing Company's fiscal 2002 sales declined four percent to $1,074.8 million from $1,121.4 million a year ago. The company's current fiscal year results contained several one-time items relating to its restructuring, other closure-related costs, changes in workers' compensation reserves, the Thermacore acquisition and the sale of a long-term asset. In addition, Modine's prior fiscal year included pretax patent settlements totaling $17.0 million. Excluding one-time items in both fiscal 2001 and 2002, Modine's twelve-month fully diluted earnings per share declined 26 percent to $0.88 from $1.19.

Modine's fiscal year results were adversely affected by continued weakness in the aftermarket, heavy-duty truck, off-highway, and electronics markets. However, in the light vehicle market, Modine experienced strength during the year from the introduction of new automotive programs. Modine's aftermarket business is continuing to experience severe pricing pressure from new entrants and an excess supply of product.

In fiscal 2002, including exports from domestic businesses, 47 percent of total revenues were generated from sales to customers outside of the United States. Net sales generated by Modine's international operations were 36 percent of total revenues, and exports from the United States were 11 percent of total revenues.

Modine's European Operations segment supplies products from business units in Europe primarily to European original equipment manufacturers (OEMs) of light and heavy-duty vehicles or engines. Sales in the European Operations declined one percent to $302.4 million from $305.0 million during the fiscal year. Operating income declined 25 percent to $23.3 million from $31.0 million earned in the previous year, as measured in U.S. dollars. Compared to the prior year, the weaker Euro had a negative translation effect of approximately $8.2 million on fiscal 2002 consolidated sales. Modine's European Operations experienced strength from the automotive area, but was hindered by weakness in the heavy-duty area.

The Distributed Products segment provides heat transfer products for the North American and European vehicular replacement markets and the North American building HVAC (heating, ventilating, and air conditioning) market. In addition, this segment provides cooling solutions for the global electronics markets. Distributed Products' sales declined ten percent to $381.3 million during fiscal 2002 from $425.0 million. Operating income declined 58 percent to $9.9 million from $23.7 million in the year ago period. This segment was adversely affected by a number of factors. The aftermarket portion continues to experience significant pricing pressure, resulting from soft demand, new competition and excess supply of product. In addition, the HVAC portion experienced general softness from a weakening economy and a mild winter. Lastly, electronics cooling sales have been adversely affected by a global slump in semiconductor sales and a telecommunications equipment industry that was off sharply from the previous year.

Modine's Original Equipment segment includes sales to North American light, medium, and heavy-duty OEMs. During the year, Original Equipment sales declined two percent to $457.0 million from $467.3 million. Operating income declined 19 percent to $66.2 million from $82.2 million in the previous year. Segment results were positively impacted by the introduction of new automotive programs. However, this improvement was more than offset by continued weakness in the heavy-duty truck, construction, and industrial markets.

Revenues from Modine's top ten customers accounted for 51 percent of the company's total sales. Modine's largest customer accounted for slightly more than ten percent of sales. Overall, Modine continues to have a well-diversified customer base.

SALES BY MARKET

OEM passenger car and light truck market. In fiscal 2002, 30 percent of Modine's sales were to worldwide original equipment manufacturers of passenger cars and light trucks. This market segment accounted for approximately 25 percent of Modine's revenues in the prior year. The passenger car and light truck market continues to represent the largest portion of Modine's sales. The company's revenues from this market were up 14 percent from the previous year. The European passenger car and light-truck markets were flat with the previous year. Even though industry volumes were down slightly from the prior year, North American light vehicle sales resulted in the second best year on record. Modine's North American sales were strong as a result of the introduction of several new programs. During the year, Modine announced that it had been selected by DaimlerChrysler to supply the radiator module for the 2002 Dodge Ram. Modine also announced that it had been chosen by BMW to supply engine cooling modules for future vehicle programs. Modine remains enthusiastic about the passenger car and light-truck market as its new programs continue to ramp up. The company is also encouraged about the continued growth of diesel engines in the light vehicle market and the opportunities for exhaust gas recirculation (EGR) coolers.

Vehicle Aftermarket. Modine's sales of replacement parts to the automotive aftermarket were seven percent lower from the prior fiscal year. Aftermarket sales accounted for 23 percent of

Modine's fiscal 2002 sales versus 24 percent in the prior year. The aftermarket industry experienced another difficult year. Large competitors, such as Delphi and Visteon, have expanded their position in the market. The combination of new entrants, soft demand, and mild weather resulted in excess supply of product. Modine's aftermarket group also experienced severe pricing pressure throughout the year. In addition, a labor strike at one of Modine's manufacturing facilities created a shortage of some aftermarket products. Also during the year, Modine and Advance Auto mutually agreed to end their supply agreement in May of 2002. The company's aftermarket group continues to focus on several initiatives, including working capital reductions, freight reductions, new distribution channels in Europe, operational improvements at distribution centers, and the rationalization of under-performing locations. Moving forward, Modine does not see a meaningful change in the near-term competitive landscape. The company will continue to focus on increasing its product line, reducing operating costs, and further asset rationalization.

Sales by Market
(fiscal year 2002)


30% Cars & Light Trucks
23% Aftermarket
15% Medium & Heavy Trucks
11% Off-highway Equipment
9% Industrial Equipment
7% Building HVAC
4% Electronics
1% Miscellaneous

Sales by Product
(fiscal year 2002)


27% Modules/Packages
27% Radiators
15% Oil Coolers
9% Charge-Air Coolers
7% Vehicular Air Conditioning
7% Building HVAC
4% Electronics
3% Miscellaneous
1% EGR Coolers

OEM heavy duty and medium duty truck market. Sales to the medium and heavy-duty truck market accounted for 15 percent of Modine's total sales as compared to 17 percent in the year ago period. Heavy-duty and medium-duty truck revenues declined by 12 percent from the previous year. The North American truck industry experienced another down year with heavy-duty and medium-duty build rates remaining at depressed levels. The European truck market faired a little better, with a slight year-over-year decline. In the future, the EPA's (Environmental Protection Agency) new emission standards are expected to have a positive effect on Modine. The EPA has mandated that Class 8 engine manufacturers reduce air pollutants. Most engine manufacturers are going to an exhaust gas recirculation (EGR) cooled engine. Modine is one of the industry's technological leaders in EGR coolers for the global engine market. The EPA's more stringent emission requirements require heavy truck cooling systems to be completely redesigned and afford Modine an opportunity to accelerate the conversion from copper/brass radiators to all-aluminum products. Moving forward, Modine expects further growth opportunities as the company expands its HVAC (heating, ventilating, and air conditioning) business in the truck market.

OEM off-highway market. Modine's off-highway market segment accounted for approximately 11 percent of total sales for fiscal 2002. Sales to this market increased one percent from the prior year. During the year, the construction market declined approximately ten percent. In the agricultural market, demand for higher horsepower tractors and harvesting machines strengthened from cyclical lows seen in 2000, while the demand for smaller horsepower tractors declined. Industry analysts expect both the construction and agricultural equipment markets to be flat for the upcoming year. Modine is enthusiastic about the trend of including more climate control in off-highway vehicles. Also, an increasing number of small vehicles or machines are including HVAC (heating, ventilating, and air conditioning) options. Modine sees opportunities to gain market share and capitalize on this growth trend in HVAC. In this segment, Modine is also benefiting from more stringent emissions regulations. Changes in emissions regulations are increasing the demand for Modine's aluminum products and allowing the company to increase its content as the cooling systems are being redesigned.

OEM industrial market. Fiscal year sales to the industrial market declined 24 percent from the prior year. Sales in this market accounted for nine percent of Modine's total fiscal 2002 sales as compared to 11 percent in the year ago period. The industrial market includes a variety of customers who manufacture engines, generator sets, refrigeration equipment, compressors, lift trucks, and other applications. The industrial market weakened during the last year as the demand for power generation equipment slowed. Also, the material handling market (lift trucks) declined over 30 percent from its previous peak. The compressor market remained stable, but there was increased pricing pressure. For fiscal 2003, Modine expects most of the segments to be flat, but looks for a slight increase in the power generation market.

Building HVAC market. Sales to the building HVAC (heating, ventilating, and air conditioning) market remained at approximately seven percent of Modine's revenues for both fiscal 2001 and 2002. Total revenues in this market declined ten percent from the prior year. All portions of the HVAC industry were off sharply during the fiscal year. The market for gas-fired unit heaters and gas-fired duct furnaces declined by 20 percent and 11 percent, respectively. The infrared heater market declined 15 percent during the calendar year. Modine's HVAC group focused on continuous improvement activities and tight financial control. Also, despite the market decline, Modine was able to generate a revenue increase in its *Hot Dawg* residential garage heater line. For the next fiscal year, industry analysts expect the

Management's Discussion & Analysis

HVAC market to be flat with the previous year. As a result, Modine's building HVAC group is focusing on market share improvement and cost containment.

Electronics market. Modine's sales to the electronics market declined by 30 percent during fiscal 2002. Revenues in this market accounted for approximately four percent of Modine's sales. Thermacore accounted for approximately five percent of Modine's fiscal 2001 revenues. The market has been adversely affected by a dramatic fall-off in global semiconductor sales. Most recently, semiconductor industry sales were $30 billion in the fourth quarter of 2001, down from $47 billion in the year ago period. In addition, the telecommunications hardware and services industry declined approximately 30 percent during calendar 2001. Also, computer sector sales declined approximately 20 percent during 2001. This widespread weakness has had a major impact on the electronics cooling market. Despite this unprecedented downturn, Thermacore won some significant programs, continued to develop new thermal technologies, and received funding from a number of customers, including Raytheon and Northrop Grumman, for key research projects.

SALES BY PRODUCT

Modules or Complete Heat Transfer Packages. This product line includes various heat transfer components supplied by Modine, plus auxiliary parts produced by other suppliers, in assemblies that can be installed as units or systems by customers. Modine has been shifting from the role of a component supplier to the position of a supplier of complete modules and systems. The company's responsibilities increase as Modine undertakes the initial design of customers' systems in conjunction with their design of vehicle platforms. This allows Modine to sell more content, including heat exchangers and other necessary parts, for each program. Fiscal 2002 module sales increased 16 percent over the previous year. The segment accounted for 27 percent of total sales versus 22 percent in fiscal 2001. Moving forward, Modine expects the module segment to continue growing at a faster rate than component sales.

Radiators. Sales of individual radiators and cores declined 11 percent from the previous year. In fiscal 2002, this product segment accounted for 27 percent of total sales versus 29 percent in fiscal 2001. During the year, Modine was able to increase its radiator sales to OEM customers, including modules. However, this increase was offset by a decline in aftermarket radiator sales. New competition, excess product supply, and mild weather contributed to another soft year for the aftermarket.

Oil Coolers. Modine now offers both steel and aluminum oil coolers to meet changing customer needs. Oil coolers are often used in high-performance automobiles, particularly in Europe. In the US, Modine began manufacturing a new product, the stacked plate oil cooler, for on-highway diesel applications. Going forward, Modine is enthusiastic about both the on- and off-highway stacked plate oil cooler opportunities. For fiscal 2002, Modine's oil cooler component sales declined 13 percent from the previous year. As a percent of total sales, oil coolers accounted for 15 percent in 2002 versus 16 percent in 2001.

Charge Air Coolers. Charge-air cooler component sales declined two percent from the previous year. This product segment remained at nine percent of sales for both fiscal 2001 and 2002. Segment results declined due to softness in the vehicle and power generation markets. Going forward, Modine sees growth for charge-air coolers driven by increased penetration of diesel engines in the light vehicle market, new emissions standards and increased module sales.

Vehicular Air Conditioning Parts & Systems. Modine's sales of vehicular air conditioning parts in fiscal 2002 decreased 17 percent, compared with the prior year. The product category accounted for seven percent of Modine's total sales versus eight percent in the prior fiscal year. The increase in air conditioning parts for modules was offset by a decrease in component sales to both OEM and aftermarket customers. In the aftermarket, mild weather throughout the year had an adverse impact on segment sales. In the future, Modine believes that it can capitalize on its CO_2 components and systems to drive growth in the vehicular HVAC segment.

Building HVAC. Modine's sales of the building HVAC product category were down ten percent during the fiscal year. HVAC products remained at seven percent of Modine's sales for both fiscal 2001 and 2002. As discussed previously in Modine's sales by market, building HVAC sales were adversely affected by soft demand for gas-fired unit heaters, gas-fired duct furnaces, and infrared heaters.

Electronics. During fiscal 2002, product sales for the electronics market declined 30 percent. This product segment accounted for four percent of Modine's fiscal 2002 sales compared to five percent in the year ago period. As discussed previously in Modine's sales by market, this product category has been adversely affected by a dramatic fall-off in global semiconductor sales. In addition, the telecommunications hardware and services industry was off sharply from the previous year's levels.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60 was issued by the Securities and Exchange Commission during 2001 and requires all registrants, including the company, to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. We believe the following critical accounting policies reflect our more significant judgements and estimates used in the preparation of our consolidated financial statements.

Net Sales. The company recognizes revenue as products are shipped to customers. The amount is recorded net of applicable provisions for sales rebate programs, volume incentives and returns and allowances. At the time of revenue recognition the company also provides an estimate of potential bad debts, warranty expense, as well as an amount anticipated to be granted to customers under available advertising and marketing programs. These estimates are based upon historical experience, anticipated business trends, and the current economic conditions.

Inventories. Inventories are valued at the lower of cost on a first-in, first-out basis, or market value. Inventories are reviewed on a continuing basis for excess or obsolete stock with a provision recorded, where appropriate.

Intangible Assets. Goodwill is amortized on a straight-line basis over its estimated useful life, principally over a fifteen-year period. The company evaluates the recoverability of goodwill by estimating the future undiscounted cash flows of the business to which the goodwill relates. In determining the estimated future cash flows, the company considers current and projected future levels of income as well as business trends, prospects and market and economic conditions. If an impairment is determined to exist, a write-down to market or discounted cash flow is made and the impairment loss is recognized by a charge against current operations. In June 2001, SFAS 142 "Goodwill and Other Intangible Assets" was issued by the FASB. Under this new standard, goodwill and intangible assets having indefinite lives will no longer be amortized, but will be subject to annual impairment tests.

ACCOUNTING PRONOUNCEMENTS

Details of the impact that the recently issued accounting standards will have on the financial statements of Modine can be found in Note 1 to the consolidated financial statements.

CAPITAL EXPENDITURES

Capital expenditures of $35.8 million in fiscal year 2002 were 51 percent lower than the prior year. Significant expenditures included: European administrative and technical center facilities, tooling for new products, equipment for new customer programs, and process improvements at a number of facilities. Capital expenditures were financed primarily from cash generated internally. Outstanding commitments for capital expenditures at March 31, 2002 were approximately $14.4 million. Approximately $6.5 million of the commitments related to the European technical center and to European plant expansions and conversions as well as to programs for automotive and truck original equipment customers, process improvements, tooling for new products, and various new equipment. A year earlier, there were outstanding commitments of $25.8 million.

RESEARCH & DEVELOPMENT

In fiscal 2002, Modine increased its research and development spending by six percent to $29.9 million. The company ended the year with 1,459 worldwide patents, an increase of 148 patents over last year. Modine moved further towards utilizing computers to simulate engineering. Through the use of sophisticated software, Modine can predict component or system durability and overall performance. Modine's efforts in simulated engineering have resulted in substantial cost savings and faster product design cycles. Also during the year, Modine began to integrate its thermal management skills with those of Thermacore. The two companies collaborated on several key projects and are continuing to develop advanced electronics cooling technologies. In addition, Modine's Fuel Cell Products Group continued its development work on thermal solutions for stationary power and vehicular fuel cells. Modine is working with some of the industry's leading developers of fuel cells and has earned a strong reputation for its thermal management skills. Lastly, Modine made significant progress in its development of CO_2 components and systems. CO_2 systems, which can be used for both heating and cooling, are very efficient and environmentally friendly. Modine is currently exploring several commercial applications for its CO_2 components and systems. As part of its long-term strategy, Modine retains its commitment to research and development. Since 1998, R&D expenditures have increased at an average annual rate of 13 percent. The company believes these investments will result in new products, new technologies, and opportunities to enter new growth markets.

QUALITY IMPROVEMENT

The Modine global quality management system has been implemented at all sites to help ensure that customers receive the same, high quality products and services from any facility worldwide. It also minimizes the risk associated with unacceptable product quality and serves to meet a Modine guiding principle of exceeding customer expectations. Continuous quality improvement is measured by nine quality indicators, some of which include first-pass yield, customer satisfaction, and supplier performance. Modine encourages and rewards continuous quality improvement throughout the company. Continuous improvement is formally recognized at Modine through various programs.

During the year, Modine's quality programs had many successes. The company's common, global quality system was refined to include global standard practices, ensuring that work done across the globe is according to a common standard. In the coming year, the global quality system will be expanded to include Thermacore.

In its second year, the President's Award for Corporate Excellence (PACE), stimulated 15 projects in North America and Europe. PACE is a quality award that recognizes administrative employees who develop projects to reduce waste, eliminate bureaucracy, improve processes and reduce errors.

In fiscal 2002, the McHenry, Illinois and Pliezhausen, Germany facilities earned the President's Award, the company's top honor for continuous improvement at manufacturing facilities. These facilities had outstanding performance in 15 separate categories, which include key elements of safety, environment, quality, delivery, cost, and productivity.

Also during the fiscal year, our Toledo, Ohio and Emporia, Kansas facilities were registered to QS-9000 and our Pontevico, Italy and Uden, The Netherlands facilities were registered to VDA 6.1. All Modine facilities that are required to be registered to ISO 9000, QS-9000 and/or VDA 6.1 are now registered. In 2001, our Camdenton and Joplin facilities, both in Missouri, were recognized by Caterpillar as Certified Suppliers.

ENVIRONMENTAL, HEALTH & SAFETY

Modine is strengthening its commitment to the environment by implementing the Environmental Management System (EMS) at all of its original equipment locations throughout the world. This system is based on the internationally recognized ISO 14000 standard for environmental management systems. Modine's EMS provides a common framework and the tools needed to conserve resources, improve manufacturing process efficiency, minimize liability exposure and reduce operational costs.

In calendar 2001, Modine's North American facilities reduced waste for a fifth consecutive year with a 21 percent year-over-year decrease (normalized for sales dollars). Overall, these facilities achieved an impressive 51 percent reduction in waste/sales dollars since 1996. The reduced use of solvents, conversion to more environmentally-friendly chemicals, shift to returnable packaging, and the generation of less scrap contributed to this long-term, sustained waste reduction achievement.

Modine accrues for environmental remediation activities relating to past operations, including those under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), often referred to as "Superfund",

Management's Discussion & Analysis

and under the Resource Conservation and Recovery Act (RCRA) - when it is probable that a liability has been incurred and reasonable estimates can be made. An obligation may also arise when a Modine-owned facility is closed or sold. These expenditures most often relate to facilities and sites where past operations followed practices and procedures that were considered acceptable under then-existing regulations, but will now require investigative and/or remedial work to ensure sufficient protection to the environment. Three of the company's manufacturing facilities currently have been identified as requiring soil and/or groundwater remediation. Because of the joint liability of former landowners and contractual obligations, it is unlikely these remediation efforts will have a material effect on the company's consolidated financial condition.

Environmental regulations, as well as the company's policy to continuously improve upon its environmental management programs, will require capital equipment expenditures over the coming years. For the fiscal year ending March 31, 2002 capital expenditures related to environmental projects were $0.2 million. These environmental expenditures include capital outlays to retrofit existing facilities, as well as those associated with new facilities and other compliance costs. Modine currently expects expenditures for environmentally related capital projects to be about $0.5 million in fiscal 2003.

Environmental expenses charged to current operations, including remediation costs, totaled about $3.8 million for the fiscal year ending March 31, 2002. These expenses include solid waste disposal and operating and maintenance costs incurred in conducting environmental compliance activities. Although some of these environmental costs may be substantial, the Company has no reason to believe these costs vary significantly from costs incurred by other companies engaged in similar businesses.

Although there are currently no known liabilities that might have a material effect on the company's consolidated net assets, the Environmental Protection Agency has designated Modine as a potentially responsible party ("PRP") for remediation of six waste disposal sites. These sites are not company owned and allegedly contain wastes attributable to Modine from past operations. For the six sites currently known, the company's potential liability will be significantly less than the total site remediation because the percentage of material attributable to Modine is relatively low.

Success with health and safety is setting Modine apart from its competition. Health and safety performance continues to move in a positive direction. Recordable and Lost Workday (LWDII) incident rates improved from the previous year by 23 and 30 percent, respectively. Over the past five years, Modine has seen a 58 percent reduction in the recordable incident rate and a 53 percent reduction in the LWDII rate.

Modine's Richland facility was the second location to become a safety "Star" plant. The Modine "Star" is awarded to those facilities that achieve 100 percent compliance with 22 health and safety elements and attain a recordable and LWDII rate below the general industry average for a twelve-month period. The company expects to see more facilities reach "Star" level over the next few years.

HEDGING AND FOREIGN CURRENCY EXCHANGE CONTRACTS.

On a limited basis, Modine enters into foreign exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note 15 to the consolidated financial statements.

SALES

Sales of $1.07 billion for the year ended March 31, 2002, are discussed in detail in the preceding portion of Management's discussion & analysis.

For the year ended March 31, 2001, sales of $1.12 billion were down $53.6 million or five percent from the preceding year. Weaker European currencies had a negative translation effect on the sales of approximately $53.2 million compared with the prior year. Excluding the impact of the change in currency exchange rates, total worldwide consolidated sales were essentially unchanged. Sales in the Original Equipment North America segment fell 11 percent on lower heavy truck and light vehicle market sales. Distributed Products segment sales were down three percent with a soft North American aftermarket and negative translation effect on the segment's European operations being partially offset by stronger electronics cooling product sales. The European Operations segment produced increased sales to both OEM-automotive and off-highway markets but the translation effect offset much of the gain. Net sales from U.S. facilities accounted for 65 percent of consolidated revenues for the year, with approximately 18 percent of that amount being exported. Overall, 53 percent of net sales were to U.S. customers and 47 percent to non-U.S. customers.

Sales for the year ended March 31, 2000, of $1.17 billion were three percent higher than the previous year's $1.14 billion. Weaker European currencies had a negative translation effect of approximately $27.9 million compared with the prior year. Sales in the Distributed Products segment were up primarily due to a full year's operation of the Core Holdings, Inc., acquisition made mid-way through fiscal 1999 and higher electronics cooling sales. Net sales for the European Operations segment improved slightly with improved automotive-OEM sales and lower off-highway market sales. The Original Equipment (North America) segment declined marginally, with stronger sales to the truck market and lower sales to the construction and agricultural-equipment markets.

GROSS PROFIT

The current year gross profit of $264.5 million declined to 25 percent of sales from the $298.2 million or 27 percent of sales in the preceding year. Lower sales volumes, significant pricing pressures, increasing purchased component content, and closure costs outside of the restructuring, all contributed to the lower return. Included in gross profit is a $4.2 million benefit from a reduction in workers' compensation insurance reserve estimates as a result of the company's improving experience. Gross profit, in dollars, was down all across the company, reflecting the weakened worldwide economies, except for the North American automotive market where the company has been able to gain additional business.

The fiscal 2001 gross profit of $298.2 million, (27 percent of sales) compares with $330.3 million (28 percent of sales) in the previous year. The principal factors responsible for the current margin reduction were the lower sales volume, increased material costs pursuant to higher commodity prices, continuing pricing pressures, incremental costs in support of new business, and the one-time costs of exiting an unprofitable product line in Europe. Improvements were recorded in the European Operations segment, despite the recognition of the exiting costs, but those gains were more than offset by lower gross-profit returns in the other reporting segments.

Gross profit was 28 percent of sales for fiscal 2000, the same percentage as in fiscal 1999. Improvements recorded in the truck and electronics divisions were generally offset by lower gross-profit returns, as a percent of sales, earned by the company's other operating units.

SELLING, GENERAL, AND ADMINISTRATIVE (SG&A) EXPENSES

In fiscal 2002, SG&A expense dropped $7.7 million to $221.7 but increased to 21 percent of sales from 20 percent in the prior year. Reductions in compensation and related benefit costs, along with lower sales promotion and distribution costs more than offset the $3.4 million in Thermacore acquisition costs and increases in depreciation and amortization, research and development expenditures, and the return to a more normal bad debt expense level.

SG&A expense of $229.4 million in fiscal 2001 was virtually identical to the preceding year and remained at 20 percent of sales. The year included substantially higher research and development expenditures, severance charges related to staffing reductions as the company reacted to the slowing economy, offset by a reduction in bad-debt expense and other expenses.

In fiscal 2000, SG&A expenses of $229.4 million grew by $25.8 million, to 20 percent of sales from 18 percent in the preceding year. Factors influencing the changes were the full-year effect of a large aftermarket distributor acquired in fiscal 1999, ongoing litigation costs to protect our patents, increased depreciation on the new technical center in Racine, upgrades to computer-related business systems, and expansion of the electronics cooling business outside of North America.

RESTRUCTURING CHARGES

In the third quarter of fiscal 2002, the company initiated a restructuring plan to reduce costs and increase future operating efficiency. Charges of $7.5 million were recognized for plans to close manufacturing facilities in North America and Europe and for other personnel reductions in both areas. Additional information is detailed in Note 11 to the consolidated financial statements.

INCOME FROM OPERATIONS

Income from operations in fiscal 2002 of $35.2 million declined $33.5 million from the preceding year. The reduction in gross profit discussed above carried down to operating income as the effect of the $7.7 million reduction in SG&A expense was offset by the $7.5 million restructuring charge.

In fiscal 2001, income from operations of $68.7 million declined $32.2 million from the previous year. The 32 percent reduction was driven primarily by lower sales volume, increased material costs pursuant to higher commodity prices, negative currency translation, incremental costs in support of new business, the costs of exiting an unprofitable product line in Europe, and staff-reduction costs.

Income from operations of $100.9 million for fiscal 2000 declined $14.1 million from the prior year. The 12 percent reduction was predominantly a result of higher SG&A costs, as discussed in the preceding section.

INTEREST EXPENSE

Interest expense of $7.8 million in fiscal 2002 was down $1.0 million from the preceding year. Reduced levels of short-term borrowing and lower interest rates provided the benefit which was partially offset by a $1.5 million reduction in the amount of interest capitalized.

In fiscal 2001, interest expense declined slightly from the previous year to $8.8 million. Higher interest rates offset most of the benefit from reductions in the level of debt outstanding and higher amounts of capitalized interest.

Interest expense of $8.9 million in fiscal 2000 increased $2.8 million over fiscal 1999. In addition to higher interest rates, the increase was also the result of increased financing for technical-center construction in the U.S. and in Europe, facility expansion in Europe, and the full-year effects of acquisition and equity investments made in the preceding year.

PATENT SETTLEMENTS

In fiscal 2001, agreements were reached with Showa Aluminum Corporation and Mitsubishi Motors, which resulted in $17.0 million of patent-settlement income for past use of Modine's *PF* (parallel flow) technology.

In fiscal 2000, a $1.0 million settlement for past use of Modine's *PF* technology was recognized.

OTHER INCOME, NET

In fiscal 2002, other income increased by $4.5 million to $12.7 million. The increase was primarily the result of a $3.5 million gain on the sale of one of the company's aircraft and the disposal of some excess real estate.

Other income in fiscal 2001 grew by $3.9 million to $8.2 million. The increase was driven by higher equity earnings from affiliates, the remaining gain from the earlier sale of a facility in Michigan, and increased profit from tooling sales.

Other income in fiscal 2000 of $3.7 million declined by $3.5 million from the previous fiscal year's total of $7.2 million, which included a gain relative to the earlier sale of a facility in Michigan.

PROVISION FOR INCOME TAXES

The effective tax rate for fiscal 2002 rose by 2.7 percentage points to 41.8 percent. This percentage increase over the preceding year was influenced by upward movement from nondeductible costs associated with the acquisition of Thermacore and increased nondeductible goodwill amortization, offset by downward pressure from foreign tax rate differentials.

The effective tax rate for fiscal 2001 rose by 7.7 percentage points to 39.1 percent. The significantly higher effective tax rate, compared with the year before, related to the prior year benefit from the implementation of a tax strategy relating to a net operating loss carryforward at a foreign subsidiary and to foreign tax rate differentials.

Management's Discussion & Analysis

For fiscal 2000, the effective tax rate declined 6.0 percentage points to 31.4 percent. Foreign tax rate differentials and implementation of a tax strategy relating to a net operating loss carryforward at a foreign subsidiary were the main factors contributing to the change.

NET EARNINGS

Net earnings declined 55 percent in fiscal 2002 to $23.3 million ($0.70 per diluted share) from $51.8 million ($1.58 per diluted share). Return on average shareholders' equity (ROE) slipped to five percent and net earnings as a percent of sales to two percent. Reductions in SG&A expense, the additional North American automotive business and the favorable impact on the workers' compensation and the aircraft sale were more than offset by the lower sales volumes, pricing pressures, increased purchased component content, and the restructuring and other closure costs.

Excluding the one-time items of restructuring and other closure costs, the Thermacore acquisition costs, the reduction in the workers' compensation reserve estimates and the aircraft sale from fiscal 2002 and the patent settlements in fiscal 2001, Modine's earnings per share would have declined 26 percent to $0.88 per fully diluted share in fiscal 2002 from $1.19 per fully diluted share in fiscal 2001.

Net earnings in fiscal 2001 fell 22 percent to $51.8 million ($1.58 per diluted share) from $66.3 million ($2.01 per diluted share). ROE declined to ten percent. Net earnings declined as a percent of sales to five percent in fiscal 2001. The reduction in net earnings was the result of the lower sales volume, pricing pressures, higher material costs as a percentage of sales, negative currency translation, incremental costs in support of new business, costs of exiting an unprofitable product line, and staff reduction costs, which were partially offset by the patent settlements received.

Net earnings declined 12 percent in fiscal 2000 to $66.3 million ($2.01 per diluted share) from $75.1 million ($2.25 per diluted share). Net earnings dipped to six percent of sales in fiscal 2000 and ROE slipped to 14 percent. Increased aftermarket distribution costs and pricing pressures, new-plant start-up costs, and the adverse effect of a stronger U.S. dollar on international results were the major factors leading to lower earnings.

CURRENT ASSETS

Cash and cash equivalents increased by $53.7 million to $75.4 million. Details of the sources and uses of funds can be found in management's discussion of cash flows and the accompanying consolidated statement of cash flows.

Trade receivables, net of allowances for doubtful accounts, at $162.5 million, were down $15.5 million from one year ago. Declines in year-over-year fourth-quarter sales in the Distributed Products and European Operations segments were the main factors leading to the overall decrease.

As a result of management's continuing focus on improving working capital, the company was able to reduce inventories by $31.4 million to $121.7 million, with a large portion of the change attributable to U.S. aftermarket operations. Additional reductions were achieved in all operating divisions except for the automotive division, which registered a small increase to accommodate its increased sales volume. The number of days of inventory on hand was reduced by twelve days from the prior year-end.

Deferred income taxes and other current assets declined by $8.8 million to $46.4 million. The largest item contributing to the change was a reduction in income tax prepayments of $4.9 million with a smaller impact from a reduction in the balance of unbilled tooling to customers.

The current ratio of 2.4-to-1 increased from last year's 1.9-to-1 as a result of the company's record cash flow from operations. An increase in cash along with reductions in debt due within the next twelve months were offset in part by decreases in trade accounts receivable, inventories, and deferred income taxes and other current assets.

NONCURRENT ASSETS

Net property, plant, and equipment of $340.4 million decreased by $26.5 million in fiscal 2002. Depreciation expense of $53.6 million exceeded lower capital spending by $17.8 million. Major additions during the year included ongoing construction and equipment costs of a new technical center and administration building in Europe and preparation for the introduction of new customer-programs in the next several years.

Equity investments in affiliates of $25.0 million decreased $1.4 million in the current year. Equity earnings, net of goodwill amortization, for fiscal 2002 were more than offset by: unfavorable currency-translation impacts recognized on Modine's 50-percent equity investments in Radiadores Visconde, Ltda., in Brazil and Nikkei Heat Exchanger Co., Ltd. (NEX), in Japan and a dividend received from NEX.

Intangible assets of $55.1 million were $9.8 million lower than last year, largely as a result of annual amortization expense of $6.4 million, write-offs of impaired goodwill and heat battery technology totaling $2.7 million, and the impact of foreign currency translation.

Deferred charges and other noncurrent assets of $76.7 million increased $5.7 million over the prior period, primarily a result of a $4.1-million increase in the surplus of the company's over-funded pension plans and an increase in long-term deferred tax assets of $1.2 million.

CURRENT LIABILITIES

Short-term debt and the current portion of long-term debt, totaling $10.8 million, decreased by $34.7 million. Discretionary repayments of $26.5 million in short-term debt and $7.3 million in the current portion of long-term debt, originally secured during the construction of the company's Pontevico, Italy manufacturing facility, were the primary factors responsible for the decrease. The remaining decrease resulted from scheduled repayments and foreign currency translation.

Accounts payable remained virtually unchanged from the prior year.

NONCURRENT LIABILITIES

Long-term debt increased by $2.2 million to $139.7 million at year-end. The components of the change include an increase of $10.5 million from Thermacore's short-term debt that was refinanced at the time of acquisition offset in part by a net reduction in outstanding borrowings of $4.2 million in the

United States and $1.9 million in Europe. The remaining decrease is due to foreign currency translation.

As a percent of shareholders' equity, long-term debt was 27.1 percent at year-end. Total debt to equity was 29.1 percent, down 6.2 percentage points from fiscal 2001.

Other non-current liabilities at $40.8 million were $1.9 million higher than last year. The increase resulted primarily from advance royalty payments received from licensees, deferred revenue from extended warranty payments received from customers, and long-term environmental reserves established during the current year.

SHAREHOLDERS' EQUITY

Total shareholders' equity of $516.0 million decreased $2.7 million over the prior period. The major changes were from retained earnings, accumulated other comprehensive loss and treasury stock transactions. Retained earnings declined by $9.8 million from the prior year. Net earnings added $23.3 million in the year while dividend payments of $29.0 million reduced retained earnings and treasury stock issued to satisfy stock options exercised, stock awards, and employee stock-purchase plans resulted in a further $4.1 million reduction during the year.

Accumulated other comprehensive loss of $33.5 million increased $9.8 million over the prior year. The most significant component was the foreign-currency-translation adjustment, which increased $9.1 million. The Euro, which weakened against the dollar during the year, and translation losses recorded on the company's equity investment in its Brazilian affiliate were offset in part by the favorable foreign-currency effects on the company's foreign-denominated borrowings.

During fiscal 2002, $1.3 million was expended to acquire 46,000 treasury shares while $17.9 million of treasury stock (586,000 shares) was used to satisfy requirements for stock options and employee stock-purchase plans. In addition, 80,000 new shares of common stock were issued to satisfy stock options and employee stock-purchase plans. In April 2001, 3,327,000 common shares were issued in conjunction with the pooling transaction with Thermacore International, Inc. The number of shares of common stock outstanding at year-end increased to 33,471,000 shares.

During fiscal 2001, $5.2 million was expended to acquire 199,000 treasury shares while $16.0 million of treasury stock (468,000 shares) was used to satisfy requirements for stock options and employee stock-purchase plans. In addition, 426,000 new shares of common stock were issued to satisfy stock option exercises. The number of shares of common stock outstanding at year-end, including the shares issued in the pooling transaction mentioned above, totaled 32,851,000 shares.

During fiscal 2000, $12.1 million was expended to acquire 459,000 treasury shares, 300,000 shares of which were repurchased for $7.6 million under a buy-back program announced in October 1999. Another $5.9 million of treasury stock (195,000 shares) was used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans. Six thousand new shares of common stock were also issued to satisfy stock option exercises. The number of shares of common stock outstanding, including the shares issued in the pooling transaction in April 2001, at year-end dropped to 32,156,000 shares.

Book value per share declined two percent, or $0.37, during fiscal 2002 to $15.42.

NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities in fiscal 2002 was a record $131.4 million, up $5.6 million from the prior year. Major items contributing to the overall change were the reduced working-capital requirements as a result of the company's continued programs in this area, higher non-cash depreciation and amortization adjustments, being partially offset by lower earnings. Working-capital requirements included a one-time non-cash restructuring charge of $5.6 million. Further details regarding restructuring charges recorded in fiscal 2002 can be found in Note 11 to the consolidated financial statements.

Net cash provided by operating activities in fiscal 2001 was $125.8 million, up $35.7 million from the prior year. Major items contributing to the overall change were the reduced working-capital requirements as a result of the company's programs in this area and a favorable non-cash adjustment for deferred income taxes, both offset partially by lower earnings.

Net cash provided by operating activities in fiscal 2000 was $90.1 million, down $15.3 million from the prior year. Major items contributing to the overall change were lower earnings, a non-cash adjustment for deferred income taxes that moved in the opposite direction from the previous year, and working-capital demands that were higher in fiscal 2000, which were partially offset by higher non-cash depreciation and amortization adjustments.

CAPITAL EXPENDITURES

Capital expenditures for fiscal 2002 were $35.8 million, $37.1 million lower than prior year, a direct result of management's initiative to reduce capital spending. Major areas of capital spending included: on-going construction and equipment costs of a new technical center in Europe, continued production and administrative facility expansion in Europe, and costs associated with the purchase of equipment and tooling for new customer programs.

Capital expenditures for fiscal 2001 were $72.9 million, $20.3 million lower than prior year. They included: on-going construction and equipment costs of a new technical center in Europe, continued production and administrative facility expansion in Europe, costs associated with the purchase of equipment and tooling for new customer programs, facility improvements at existing locations, and additional equipment costs for the technical center in Racine.

Capital expenditures for fiscal 2000 were $93.2 million, slightly lower than prior year. They included: on-going construction and equipment costs of new technical centers in the U.S. and Europe, production and administrative facility expansion in Europe, replacement of two corporate aircraft, the migration to a new computer platform and implementation of new systems software in the United States, and the costs associated with equipment and tooling for new customer programs.

ACQUISITIONS AND INVESTMENTS IN AFFILIATES

During fiscal 2001, Modine invested $0.2 million to acquire the remaining 50 percent share of Daikin-Modine, Inc., a former joint venture between Modine and Daikin Industries, LTD. Separately, Modine received a return of capital of $0.5 million from another joint venture, Nikkei Heat Exchanger Company Ltd. (NEX). See Note 10 to the consolidated financial statements for further detail.

Management's Discussion & Analysis

During fiscal 2000, Modine made an additional $2.7 million investment in Daikin-Modine, Inc. Modine's total investment in the 50-percent-owned joint venture at the end of fiscal 2000 was $4.2 million. See Note 10 to the consolidated financial statements for further detail.

PROCEEDS FROM THE DISPOSITION OF ASSETS

During fiscal 2002, Modine received proceeds from the disposition of assets of $6.6 million. The major items included the sale of an aircraft for $4.1 million and various real estate for $2.1 million.

CHANGES IN DEBT: SHORT- AND LONG-TERM

In fiscal 2002, company debt decreased $29.2 million, primarily due to discretionary repayments of $26.5 million of short-term debt and $2.7 million of long-term debt. Lower working capital and capital-expenditure requirements allowed for the reduction of outstanding debt. Total debt assumed as part of the Thermacore acquisition was $14.0 million. The majority was refinanced with available lines of credit at more favorable interest rates.

In fiscal 2001, company debt decreased $37.2 million, primarily due to discretionary repayments of $40.0 million of domestic long-term debt. The reduction in debt was a result of the patent settlement proceeds received and of reduced working-capital and capital-expenditure requirements.

In fiscal 2000, company debt increased $24.9 million, primarily to support working-capital and capital-expenditure requirements. During the year, Modine entered into a Euro 50.8 million ($53 million) term loan. Proceeds were used to pay down short-term European bank debt. The company also entered into a long-term $60 million multi-currency revolving-credit agreement which was used to replace short-term debt.

TREASURY STOCK

Treasury stock activity is detailed in the discussion of shareholders' equity and Note 17 to the consolidated financial statements.

DIVIDENDS PAID

Dividends for fiscal 2002 totaled $29.0 million, or 87.5 cents per share. This is a decrease of 12.5 cents per share over the previous year and includes one quarterly dividend at the new rate of 12.5 cents per quarter. Dividends in fiscal 2001 and 2000 were $29.3 and $27.1 million, respectively, representing rates of $1.00 and 92 cents per share, respectively, and those dividends increased 8 cents per share each year over the previous year.

LIQUIDITY

Future operating and capital-expenditure needs of the company are expected to be generated primarily through a combination of internally generated funds and external financing arrangements. The company believes that its internally generated liquidity, together with access to external resources, will be sufficient to satisfy existing commitments and plans. In addition, the company believes it is positioned to provide necessary financial resources to take advantage of potential strategic business opportunities that arise within fiscal 2003. In April 2002, subsequent to the fiscal year end, Modine entered into a new $150.0 million multi-currency, revolving credit facility. Initially, $64.0 million was borrowed against this new facility and used to pay down existing debt. See Note 14 to the consolidated financial statements for further detail.

The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of March 31, 2002.

CONTRACTUAL OBLIGATIONS

(in thousands)

March 31, 2002	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Short-term borrowing	$ 726	$ 726	$ —	$ —	$ —
Long-term debt	149,684	10,030	14,360	113,315	11,979
Capital lease obligations	23	23	—	—	—
Operating leases	25,142	8,342	9,650	4,441	2,709
Capital expenditure commitments	14,398	14,398	—	—	—
Other long-term obligations	3,258	34	68	68	3,088
Total contractual obligations	$193,231	$33,553	$24,078	$117,824	$17,776

OTHER COMMERCIAL COMMITMENTS

(in thousands)

March 31, 2002	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Maximum loan commitment	$35,657	$ 657	$35,000	—	$ —
Standby letters of credit	3,259	—	—	—	3,259
Maximum guarantees	16,588	—	—	—	16,588
Surety bonds	4,795	4,795	—	—	—
Total other commercial commitments	$60,299	$5,452	$35,000	—	$19,847

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per-share amounts)

For the years ended March 31	**2002**	2001	2000
Net sales	**$1,074,760**	$1,121,399	$1,174,956
Cost of sales	**810,291**	823,220	844,701
Gross profit	**264,469**	298,179	330,255
Selling, general, and administrative expenses	**221,733**	229,443	229,361
Restructuring charges	**7,540**	—	—
Income from operations	**35,196**	68,736	100,894
Interest expense	**(7,793)**	(8,784)	(8,913)
Patent settlements	—	16,959	1,000
Other income — net	**12,707**	8,152	3,733
Earnings before income taxes	**40,110**	85,063	96,714
Provision for income taxes	**16,765**	33,233	30,382
Net earnings	**$ 23,345**	$ 51,830	$ 66,332
Net earnings per share of common stock:			
Basic	**$0.70**	$1.61	$2.05
Assuming dilution	**$0.70**	$1.58	$2.01

The notes to consolidated financial statements are an integral part of these statements.

Consolidated balance sheets

(In thousands, except per-share amounts)

March 31	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 75,402**	$ 21,744
Trade receivables, less allowance for doubtful accounts of $3,217 and $2,459	**162,462**	177,972
Inventories	**121,663**	153,096
Deferred income taxes and other current assets	**46,443**	55,219
Total current assets	**405,970**	408,031
Noncurrent assets:		
Property, plant, and equipment — net	**340,388**	366,854
Investment in affiliates	**24,981**	26,403
Goodwill and other intangible assets — net	**55,054**	64,886
Deferred charges and other noncurrent assets	**76,651**	70,997
Total noncurrent assets	**497,074**	529,140
Total assets	**$903,044**	$937,171
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	**$ 726**	$ 27,281
Long-term debt — current portion	**10,030**	18,196
Accounts payable	**80,112**	80,028
Accrued compensation and employee benefits	**46,797**	49,161
Income taxes	**4,799**	6,115
Accrued expenses and other current liabilities	**29,040**	29,072
Total current liabilities	**171,504**	209,853
Noncurrent liabilities:		
Long-term debt	**139,654**	137,449
Deferred income taxes	**35,127**	32,263
Other noncurrent liabilities	**40,760**	38,909
Total noncurrent liabilities	**215,541**	208,621
Total liabilities	**387,045**	418,474
Shareholders' equity:		
Preferred stock, $0.025 par value, authorized 16,000 shares, issued — none	—	—
Common stock, $0.625 par value, authorized 80,000 shares issued 33,743 and 33,663 shares	**21,089**	21,039
Additional paid-in capital	**19,166**	17,468
Retained earnings	**518,900**	528,653
Accumulated other comprehensive loss	**(33,494)**	(23,651)
Treasury stock at cost: 272 and 812 common shares	**(6,976)**	(23,564)
Restricted stock — unamortized value	**(2,686)**	(1,248)
Total shareholders' equity	**515,999**	518,697
Total liabilities and shareholders' equity	**$903,044**	$937,171

The notes to consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows

For the years ended March 31	**2002**	2001	(In thousands) 2000
Cash flows from operating activities:			
Net earnings	**$ 23,345**	$ 51,830	$ 66,332
Adjustments to reconcile net earnings with cash provided by operating activities:			
Depreciation and amortization	**63,508**	51,908	50,380
Pensions	**(3,257)**	(2,779)	(2,686)
(Gain)/loss from disposition of property, plant, and equipment	**(4,630)**	2,505	582
Deferred income taxes	**2,515**	9,972	(2,125)
Provision for losses on accounts receivable	**756**	(2,087)	734
Undistributed (earnings)/losses of affiliates, net of dividends received	**(1,827)**	(1,509)	800
Restructuring	**5,609**	—	—
Other — net	**3,581**	642	(97)
	89,600	110,482	113,920
Change in operating assets and liabilities excluding acquisitions:			
Trade receivables	**12,006**	11,622	(12,470)
Inventories	**28,362**	17,300	3,477
Deferred income taxes and other current assets	**9,395**	(8,409)	(6,116)
Accounts payable	**1,353**	(5,999)	(8,685)
Accrued compensation and employee benefits	**(7,324)**	860	(2,936)
Income taxes	**(1,316)**	(1,161)	(1,303)
Accrued expenses and other current liabilities	**(672)**	1,069	4,190
Net cash provided by operating activities	**131,404**	125,764	90,077
Cash flows from investing activities:			
Expenditures for property, plant, and equipment	**(35,763)**	(72,890)	(93,212)
Acquisitions, net of cash acquired	—	249	—
Proceeds from dispositions of assets	**6,605**	815	2,140
Investments in affiliates	**74**	345	(2,641)
Increase in deferred charges and other noncurrent assets	**(750)**	(1,492)	(2,537)
Other — net	—	(944)	(80)
Net cash used for investing activities	**(29,834)**	(73,917)	(96,330)
Cash flows from financing activities:			
Increase/(decrease) in short-term debt — net	**(26,532)**	14,665	(60,414)
Additions to long-term debt	**54,771**	47,183	133,477
Reductions of long-term debt	**(57,479)**	(99,064)	(48,142)
Issuance of common stock, including treasury stock	**12,447**	10,607	2,965
Purchase of treasury stock	**(1,293)**	(5,167)	(12,102)
Cash dividends paid	**(28,981)**	(29,307)	(27,102)
Other — net	—	—	(184)
Net cash (used for)/provided by financing activities	**(47,067)**	(61,083)	(11,502)
Effect of exchange-rate changes on cash	**(845)**	(262)	(1,168)
Net increase/(decrease) in cash and cash equivalents	**53,658**	(9,498)	(18,923)
Cash and cash equivalents at beginning of year	**21,744**	31,242	50,168
Cash and cash equivalents at end of year	**$ 75,402**	$ 21,744	$ 31,245
Cash paid during the year for:			
Interest, net of amounts capitalized	**$ 6,639**	$ 8,467	$ 8,768
Income taxes	**$ 10,058**	$ 29,674	$ 33,849

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per-share amounts)

For the years ended March 31, 2002, 2001, and 2000	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury stock	Restricted stock—unamortized value	Total
Balance, March 31, 1999	$20,769	$15,390	$475,693	$(18,373)	$(28,198)	$(2,199)	$463,082
Net earnings	—	—	66,332	—	—	—	66,332
Other comprehensive (loss):							
Foreign-currency translation	—	—	—	(3,106)	—	—	(3,106)
Minimum pension liability (net of tax benefit of $5)	—	—	—	(144)	—	—	(144)
Total comprehensive income	—	—	—	—	—	—	63,082
Cash dividends, $0.92 per share	—	—	(27,102)	—	—	—	(27,102)
Purchase of treasury stock	—	—	—	—	(12,102)	—	(12,102)
Stock options and awards including related tax benefits	4	315	(1,798)	—	3,719	(975)	1,265
Employee stock-purchase and -ownership plans	—	2	(123)	—	2,187	—	2,066
Amortization of deferred compensation under restricted stock plans	—	—	—	—	—	1,252	1,252
Balance, March 31, 2000	20,773	15,707	513,002	(21,623)	(34,394)	(1,922)	491,543
Net earnings	—	—	51,830	—	—	—	51,830
Other comprehensive (loss):							
Foreign-currency translation	—	—	—	(2,288)	—	—	(2,288)
Minimum pension liability (net of tax benefit of $149)	—	—	—	260	—	—	260
Total comprehensive income	—	—	—	—	—	—	49,802
Cash dividends, $1.00 per share	—	—	(29,307)	—	—	—	(29,307)
Purchase of treasury stock	—	—	—	—	(5,167)	—	(5,167)
Stock options and awards including related tax benefits	266	1,761	(5,028)	—	10,005	—	7,004
Employee stock-purchase and -ownership plans	—	—	(1,844)	—	5,992	—	4,148
Amortization of deferred compensation under restricted stock plans	—	—	—	—	—	674	674
Balance, March 31, 2001	21,039	17,468	528,653	(23,651)	(23,564)	(1,248)	518,697
Net earnings	—	—	**23,345**	—	—	—	**23,345**
Other comprehensive (loss):							
Foreign-currency translation	—	—	—	**(9,131)**	—	—	**(9,131)**
Minimum pension liability (net of taxes of $449)	—	—	—	**(712)**	—	—	**(712)**
Total comprehensive income	—	—	—	—	—	—	**13,502**
Cash dividends, $0.875 per share	—	—	**(28,981)**	—	—	—	**(28,981)**
Purchase of treasury stock	—	—	—	—	**(1,293)**	—	**(1,293)**
Stock options and awards including related tax benefits	**42**	**1,309**	**(2,577)**	—	**9,124**	**(2,294)**	**5,604**
Employee stock-purchase and -ownership plans	**8**	**389**	**(1,540)**	—	**8,757**	—	**7,614**
Amortization of deferred compensation under restricted stock plans	—	—	—	—	—	**856**	**856**
Balance, March 31, 2002	**$ 21,089**	**$ 19,166**	**$ 518,900**	**$ (33,494)**	**$ (6,976)**	**$ (2,686)**	**$ 515,999**

The notes to consolidated financial statements are an integral part of these statements.

Notes to consolidated financial statements

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Modine Manufacturing Company (Modine) is a leading global developer, manufacturer, and marketer of heat exchangers and systems for use in on-highway and off-highway OEM (original equipment manufacturer) vehicular applications, and for sale to the automotive aftermarket (as replacement parts) and to a wide array of building, industrial, refrigeration, fuel cell, electronics, and telecommunications markets. Product lines include radiators and radiator cores, vehicular air conditioning, oil coolers, charge air coolers, heat-transfer packages and modules, building-HVAC (heating, ventilating, and air-conditioning) equipment, and electronics cooling solutions.

Basis of presentation: The financial statements are prepared in conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining Modine's assets, liabilities, revenue, expenses, and related disclosures. Actual amounts could differ from those estimates.

Consolidation principles: The consolidated financial statements include the accounts of Modine Manufacturing Company and its majority-owned subsidiaries. Material intercompany transactions and balances are eliminated in consolidation. Operations of subsidiaries outside the United States and Canada are included for periods ending one month prior to Modine's year end in order to ensure timely preparation of the consolidated financial statements. Investments in affiliated companies in which ownership is 20 percent or more are accounted for by the equity method. The investments are stated at cost plus or minus a proportionate share of the undistributed net income (loss). Modine's share of the affiliates' net income (loss) is reflected in net earnings.

In April 2001, Modine completed the acquisition of Thermacore International, Inc. (Thermacore) in a business combination accounted for as a pooling of interests. Accordingly, the historical consolidated financial statements and accompanying notes have been restated to include Thermacore for all periods presented. Also see Note 10.

Revenue Recognition: Sales revenue is recognized at the time of product shipment to customers and appropriate provision is made for uncollectible accounts.

Translation of foreign currencies: Assets and liabilities of foreign subsidiaries and equity investments are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as an other comprehensive income (loss) item, included in shareholders' equity. Foreign currency transaction gains or losses are included in net earnings.

Forward exchange contracts: Foreign exchange options and forward contracts on foreign currencies are entered into by Modine as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation.

Income taxes: Deferred tax liabilities and assets are determined based on the difference between the amounts reported in the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Earnings per share: Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the year, while diluted earnings per share is calculated based on the dilutive effect of common shares that could be issued. Also see Note 6.

Cash equivalents: For purposes of the cash flows statement, Modine considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories: Inventories are valued at the lower of cost, on a first-in, first-out basis, or market value.

Property, plant, and equipment: These assets are stated at cost. For financial reporting purposes, depreciation is computed using, principally, the straight-line method over the expected useful life of the asset. Maintenance and repair costs are charged to earnings as incurred. Costs of improvements are capitalized. Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the gain or loss is included in net earnings.

Intangible assets: The excess of cost over fair value of the net assets of businesses acquired is amortized using the straight-line method primarily over a fifteen-year period. Costs of acquired patents and product technology are amortized using the straight-line method over the shorter of their estimated useful life or 15 years.

Impairment of long-lived and intangible assets: When facts and circumstances indicate that the carrying value of long-lived assets, including intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets with the estimated future undiscounted cash flows, in addition to other quantitative and qualitative analyses. If an impairment is determined to exist, a write-down to market value or discounted cash flow is made and the impairment loss is recognized by a charge against current operations.

Environmental expenditures: Environmental expenditures related to current operations that qualify as property, plant, and equipment or that substantially increase the economic value or extend the useful life of an asset are capitalized and all other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Stock-based compensation: Stock-based compensation is recognized using the intrinsic value method. Accordingly, compensation cost for stock options is measured at the excess, if any, of the quoted market price of Modine stock at the date of the grant over the amount an employee must pay to acquire the stock. Also see Note 20.

Accounting Standards Changes and New Pronouncements: In November 2000, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." This issue addresses several items including the disclosure of the classification of shipping and handling costs if these costs are not included as part of cost of sales. Modine currently includes certain shipping and handling costs, primarily from the Distributed Products reporting segment,

Notes to consolidated financial statements

as part of selling, general and administrative expenses on the Consolidated Statements of Earnings. These costs include costs to physically move finished goods from the Company's distribution or manufacturing facilities to the customer, as well as costs incurred to move products between facilities within Modine's distribution system. For the years ended March 31, 2002, 2001, and 2000, these shipping and handling costs were $10,303,000, $12,202,000, and $13,043,000, respectively.

On April 1, 2001 Modine adopted Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains, or losses depends on the intended use of the derivative and its resulting designation. No adjustments to the fiscal 2002 financial statements were necessary upon adoption of this statement.

SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued in June 2001. SFAS No. 141 and SFAS No. 142 are effective for Modine beginning April 1, 2002. Under these new standards, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Depreciation and amortization includes goodwill amortization of $5,523,000 in fiscal 2002 which will be discontinued in fiscal 2003 upon adoption of SFAS No. 142. Modine is in the process of performing the required impairment tests of goodwill and intangible assets as of April 1, 2002, and does not expect any material write-offs upon implementation of this standard.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and is effective beginning April 1, 2002. SFAS No. 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. Adoption is not expected to result in any material effects on Modine's financial statements.

Reclassifications: Certain prior-year amounts have been reclassified to conform with the current-year presentation.

NOTE 2 RESEARCH AND DEVELOPMENT COSTS

Research and development costs charged to operations totaled $29,877,000 in fiscal 2002, $28,059,000 in fiscal 2001, and $23,011,000 in fiscal 2000.

NOTE 3 PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pensions: Modine has several noncontributory, defined-benefit, pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and some hourly plans. Other hourly plans are based on a monthly retirement benefit amount. Funding policy for domestic qualified plans is to contribute annually, not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income-tax purposes. Plan assets principally consist of equity and fixed-income securities. As of March 31, 2002 and 2001, the plans held 993,000 and 993,000 shares, respectively, of Modine common stock.

Modine's foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements. In fiscal 2002, Modine changed the pension valuation date to December 31.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $20,232,000, $19,360,000, and $6,314,000, respectively, as of March 31, 2002, and $16,128,000, $13,758,000, and $435,000, respectively, as of March 31, 2001.

Modine has several defined-contribution plans that cover most of its domestic employees. These 401(k) and savings plans provide company matching under various formulas. The cost of Modine's contributions to the plans (including retirement plans discussed in Note 20) for fiscal 2002, 2001, and 2000 were $3,300,000, $6,780,000, and $7,862,000, respectively.

Other postretirement plans: Modine and certain of its domestic subsidiaries provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire. These plans are unfunded. Modine periodically amends the plans, changing the contribution rate of retirees and the amounts and forms of coverage. An annual limit on Modine's liability (a "cap") was established for most plans between fiscal 1994 and fiscal 1996 after original recognition of the liability in fiscal 1993. It maximizes future costs at 200 percent of Modine's then-current cost. These changes reduced the accrued obligation and the reduction is being amortized as a component of the benefit cost.

The change in benefit obligations and plan assets as well as the funded status of Modine's pension and other postretirement plans were as follows:

(In thousands)

	Pensions		Other postretirement	
Years ended March 31	**2002**	2001	**2002**	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	**$163,905**	$152,034	**$ 24,774**	$ 23,135
Service cost	**5,655**	5,653	**407**	312
Interest cost	**11,771**	11,257	**2,179**	1,777
Plan amendments	**1,776**	171	**—**	—
Actuarial (gain)/loss	**(4,639)**	1,569	**5,394**	1,558
Benefits paid	**(6,744)**	(6,562)	**(2,753)**	(2,421)
Settlement	**—**	458	**—**	—
Contributions by plan participants	**—**	—	**521**	413
Currency-translation adjustment	**(610)**	(675)	**—**	—
Benefit obligation at end of year	**$171,114**	$163,905	**$ 30,522**	$ 24,774
Change in plan assets:				
Fair value of plan assets at beginning of year	**$207,458**	$196,334	**$ —**	$ —
Actual return on plan assets	**(4,779)**	13,801	**—**	—
Employer contributions	**3,886**	3,958	**2,232**	2,008
Contributions by plan participants	**—**	—	**521**	413
Benefits paid	**(6,744)**	(6,562)	**(2,753)**	(2,421)
Currency-translation adjustment	**49**	(73)	**—**	—
Fair value of plan assets at end of year	**$199,870**	$207,458	**$ —**	$ —
Funded status:				
Funded status at end of year	**$ 28,756**	$ 43,553	**$(30,522)**	$(24,774)
Unrecognized net loss	**21,879**	2,400	**5,956**	867
Unrecognized prior service cost	**3,391**	2,756	**(1,166)**	(1,629)
Unrecognized net transition obligation	**153**	317	**—**	—
Net amount recognized	**$ 54,179**	$ 49,026	**$(25,732)**	$(25,536)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost	**$ 66,621**	$ 62,371	**$ —**	$ —
Accrued benefit liability	**(13,804)**	(14,265)	**(25,732)**	(25,536)
Intangible asset	**73**	537	**—**	—
Accumulated other comprehensive income	**1,289**	383	**—**	—
Net amount recognized	**$ 54,179**	$ 49,026	**$(25,732)**	$(25,536)

Costs for Modine's pension and other postretirement benefit plans include the following components:

(In thousands)

Years ended March 31	**2002**	2001	2000
Pensions:			
Components of net periodic benefit cost (gain):			
Service cost	**$ 5,655**	$ 5,653	$ 5,875
Interest cost	**11,771**	11,257	10,630
Expected return on plan assets	**(19,712)**	(18,649)	(17,567)
Amortization of:			
Unrecognized net loss (gain)	**53**	(18)	95
Unrecognized prior service cost	**504**	371	380
Unrecognized net obligation	**122**	125	93
Adjustment for settlement/curtailment	**881**	660	574
Net periodic benefit cost (gain)	**$ (726)**	$ (601)	$ 80
Other postretirement plans:			
Components of net periodic benefit cost:			
Service cost	**$ 407**	$ 312	$ 374
Interest cost	**2,179**	1,777	1,629
Amortization of:			
Unrecognized net loss (gain)	**305**	(46)	(46)
Unrecognized prior service cost	**(462)**	(462)	(473)
Net periodic benefit cost	**$ 2,429**	$ 1,581	$ 1,484

The following weighted-average assumptions were used to determine Modine's obligation under the plans:

Years ended March 31	**2002**		2001	
	U.S. plans	**Foreign plans**	U.S. plans	Foreign plans
Pensions:				
Discount rate	**7.5%**	**7.2%**	7.5%	7.5%
Expected return on plan assets	**9.0%**	**11.3%**	9.0%	13.8%
Rate of compensation increase	**4.0%**	**3.1%**	4.0%	3.2%
Other postretirement plans:				
Discount rate	**7.5%**		7.5%	
Rate of compensation increase	**4.0%**		4.0%	

With regards to the postretirement plans, for measurement purposes, a 10 percent healthcare cost trend rate was assumed for fiscal year 2002 for pre-65 benefits and for post-65 benefits.

Assumed healthcare cost trend rates affect the amounts reported for the healthcare plan. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

(In thousands)

	One percentage point	
Year ended March 31, 2002	increase	decrease
Effect on total of service and interest cost	$ 104	$ (99)
Effect on post-retirement benefit obligation	1,383	(1,313)

NOTE 4 LEASES

Modine leases various facilities and equipment. Rental expense under operating leases totaled $13,909,000 in fiscal 2002, $13,826,000 in fiscal 2001, and $15,385,000 in fiscal 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum rental commitments at March 31, 2002, under noncancelable operating leases were:

(In thousands)

Years ending March 31			
2003	$8,342	2006	$ 2,411
2004	5,773	2007	2,030
2005	3,877	2008 and beyond	2,709
Total future minimum rental commitments			$25,142

NOTE 5 INCOME TAXES

The U.S. and foreign components of earnings before income taxes and the income tax expense consist of:

(In thousands)

Years ended March 31	2002	2001	2000
Components of earnings before income taxes:			
United States	**$23,882**	$62,100	$71,431
Foreign	**16,228**	22,963	25,283
Total earnings before income taxes	**$40,110**	$85,063	$96,714
Income tax expense:			
Federal:			
Current	**$ 5,488**	$ 9,954	$21,040
Deferred	**2,401**	6,674	2,540
State:			
Current	**718**	1,281	3,318
Deferred	**251**	729	539
Foreign:			
Current	**8,640**	12,221	8,392
Deferred	**(733)**	2,374	(5,447)
Totals charged to earnings	**$16,765**	$33,233	$30,382

Income tax expense attributable to earnings before income taxes differed from the amounts computed by applying the statutory U.S. federal income tax rate as a result of the following:

Years ended March 31	2002	2001	2000
Statutory federal tax	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**1.9**	1.7	2.8
Goodwill amortization	**3.1**	1.0	0.9
Nondeductible acquisition costs	**2.4**	—	—
Taxes on non-U.S. earnings and losses	**(1.4)**	(0.2)	(7.9)
Other	**0.8**	1.6	0.6
Effective tax rate	**41.8%**	39.1%	31.4%

The significant components of deferred income tax expense attributable to earnings before income taxes are as follows:

(In thousands)

Years ended March 31	2002	2001	2000
Pensions	**$2,028**	$1,876	$ 1,707
Depreciation	**2,781**	3,322	3,622
Inventories	**(595)**	1,148	(575)
Employee benefits	**1,910**	(131)	679
Restructuring costs	**(1,679)**	—	—
Benefit of tax losses	**(1,098)**	(1,507)	(7,185)
Other	**(1,428)**	5,069	(616)
Totals charged to earnings	**$1,919**	$9,777	$(2,368)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(In thousands)

March 31	2002	2001
Deferred tax assets:		
Accounts receivable	**$ 892**	$ 599
Inventories	**5,134**	4,671
Plant and equipment	**995**	1,104
Employee benefits	**17,770**	19,450
Net operating loss and tax credit carry forwards	**8,395**	7,781
Restructuring costs	**1,673**	—
Other	**8,455**	6,979
Total gross deferred assets	**43,314**	40,584
Less valuation allowance	**557**	592
Net deferred tax assets	**42,757**	39,992
Deferred tax liabilities:		
Pension	**26,115**	24,422
Plant and equipment	**21,438**	18,886
Other	**3,337**	3,195
Total gross deferred tax liabilities	**50,890**	46,503
Net deferred tax (liability)/asset	**$ (8,133)**	$ (6,511)

The valuation allowance for deferred tax assets as of April 1, 2001, was $592,000. The valuation allowance decreased by $35,000 during the year and relates primarily to certain, foreign, net operating loss carryforward activities.

At March 31, 2002, the company had tax loss carryforwards of $24,024,000 existing in jurisdictions outside of the United States. If not utilized against taxable income, the tax losses will expire as follows:

(In thousands)

Years ending March 31			
2004	$ 761	2008	$ 969
2005	2,165	2009	207
2006	1,902	No expiration date	16,573
2007	1,447		

As of March 31, 2002, Modine has provided $321,000 of U.S. tax on undistributed earnings of certain subsidiaries and equity investment companies considered not permanently reinvested. Undistributed earnings considered permanently reinvested in foreign operations totaled $141,398,000 and no provision has been made for any U.S. taxes that would be payable upon the distribution of such earnings.

NOTE 6 EARNINGS PER SHARE

The computational components of basic and diluted earnings per share are as follows:

Years ended March 31 (In thousands, except per-share amounts)	2002	2001	2000
Net earnings per share of common stock:			
Basic	**$0.70**	$1.62	$2.05
Assuming dilution	**0.70**	1.58	2.01
Numerator:			
Net earnings available to common shareholders	**$23,345**	$51,830	$66,332
Denominator:			
Weighted average shares outstanding — basic	**33,132**	32,258	32,362
Effect of dilutive securities — options	**274**	601	701
Weighted average shares outstanding — assuming dilution	**33,406**	32,859	33,063
There were outstanding options to purchase common stock excluded from the dilutive calculation because their prices exceeded the average market price for the earnings statement periods as follows:			
Average market price per share	**$25.65**	$25.19	$27.03
Number of shares	**1,246**	1,438	1,169

NOTE 7 CASH AND CASH EQUIVALENTS

Under Modine's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately $8,398,000, $8,571,000, and $7,699,000 at March 31, 2002, 2001, and 2000, respectively.

All the short-term investments at March 31, 2002, 2001, and 2000, were of an initial duration of less than three months and were treated as cash equivalents, which approximate fair value.

NOTE 8 INVENTORIES

Inventories include:

March 31 (In thousands)	2002	2001
Raw materials	**$ 25,370**	$ 32,774
Work in process	**31,673**	37,321
Finished goods	**64,620**	83,001
Total inventories	**$121,663**	$153,096

NOTE 9 PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is composed of:

March 31 (In thousands)	Depreciable lives	2002	2001
Land	—	**$ 7,384**	$ 7,733
Buildings and improvements	10-40 years	**196,663**	170,586
Machinery and equipment	3-12 years	**399,161**	367,830
Office equipment	3-14 years	**69,462**	60,472
Transportation equipment	3-7 years	**9,442**	15,508
Construction in progress	—	**20,783**	74,934
		702,895	697,063
Less accumulated depreciation		**362,507**	330,209
Net property, plant, and equipment		**$340,388**	$366,854

Depreciation expense was $53,587,000, $44,359,000, and $40,640,000 for the fiscal years ended 2002, 2001, and 2000, respectively.

NOTE 10 ACQUISITIONS AND EQUITY INVESTMENTS

On April 27, 2001, Modine acquired Thermacore International, Inc. (Thermacore) in a business combination accounted for as a pooling of interests. Thermacore, which produces advanced cooling solutions for equipment in the computer, telecommunications, medical, aerospace, networking and power-semiconductor markets, became a wholly owned subsidiary of Modine through the initial exchange of approximately 3,327,000 shares of Modine common stock for all the outstanding common and preferred stock of Thermacore International, Inc. In addition, approximately 294,000 shares of Modine common stock were allocated to cover outstanding Thermacore stock options, which were converted to Modine stock options as part of the transaction. The accompanying financial statements are based upon the assumption that the companies were combined for fiscal 2002, and the financial statements of prior periods have been restated to give effect to the combination. Prior to the date of the combination, there were no business transactions between Modine and Thermacore. No significant adjustments have been made to conform the accounting policies of the companies. No adjustments to retained earnings were required to conform Thermacore to Modine's March 31 year-end. Previously reported results of operations have been consolidated by combining quarterly operating results reported by Thermacore for the periods April 1, 1999 - March 31, 2000 and April 1, 2000 - March 31, 2001.

Summarized results of operations of the separate companies for the period prior to acquisition, April 1, 2001 through April 27, 2001 and included in fiscal 2002 operations are as follows:

April 1-27, 2001 (In thousands)	Modine	Thermacore
Net sales	$86,065	$3,496
Net earnings (loss)	3,368	(1,655)

Included in the operating results shown for April of 2001 are $351,000 and $2,209,000 in after-tax acquisition costs recorded for Modine and Thermacore, respectively.

Following is a reconciliation of the accounts of net sales and net earnings previously reported for the twelve-month periods ended March 31, 2001 and March 31, 2000 with the restated amounts.

Twelve Months ended March 31 (In thousands)	2001	2000
Net sales:		
Modine	**$1,065,395**	$1,139,269
Thermacore	**56,004**	35,687
Combined	**$1,121,399**	$1,174,956
Net earnings:		
Modine	**$ 47,605**	$ 65,403
Thermacore	**4,225**	929
Combined	**$ 51,830**	$ 66,332

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June of 2000, Modine purchased the remaining 50-percent share of Daikin-Modine, Inc., from its joint venture partner, Daikin Industries, Ltd. The joint venture was established in June of 1998 to develop, manufacture, and market commercial, unitary, air-conditioning systems. Investment capital provided by Modine in fiscal 2000 totaled $2,700,000. The purchase of the remaining 50 percent interest for $200,000 resulted in a "bargain purchase" and, as such, the value of the acquired property, plant, and equipment was reduced proportionately by the amount of the bargain element. The value of the assets acquired, after giving effect to the bargain element and excluding cash acquired of $449,000, was $1,186,000. Liabilities assumed in the transaction were $1,346,000. Net cash received from the acquisition was $249,000. The continuing operation has been integrated into Modine's Commercial HVAC&R Division and its operating results reported in the Distributed Products reporting segment since the purchase of the remaining 50 percent share. This investment, accounted for as a purchase transaction, did not have a material effect on the consolidated results of operations and, accordingly, pro-forma information is not presented.

NOTE 11 RESTRUCTURING AND PLANT CLOSURES

In the third quarter of fiscal 2002, Modine initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating a portion of its operations. This restructuring plan includes the closure of three manufacturing plants in North America located in LaPorte, Indiana; Knoxville, Tennessee; and St. Paul, Minnesota. The manufacturing facilities located in LaPorte and Knoxville currently produce products for customers in the company's heavy-duty and industrial markets. The facility located in St. Paul manufactures products for the company's HVAC market. Modine is relocating the production of the majority of the products previously made in these facilities to other company locations. It is however ceasing the production of air turnover units, building evaporator units, and indirect fired heating units previously produced at the St. Paul facility and also rationalizing certain customer relationships as part of the restructuring process. Separate personnel reductions were also initiated as part of the restructuring plan at three other U.S. facilities located in Harrodsburg, Kentucky; Trenton, Missouri; and the corporate headquarters in Racine, Wisconsin. Included in the European portion of the restructuring plan is a plant closure taking place in Bernhausen, Germany and personnel reductions at the company's manufacturing facility in Granada, Spain. Modine will be exiting the assembly of air conditioning equipment, previously performed at the Bernhausen facility, for off-highway equipment manufacturers as part of the restructuring. Personnel reductions and final phase out of the named manufacturing facilities have occurred, or are expected to occur, over the next nine months.

Anticipated staff reductions, as originally estimated in the third quarter, were determined to be approximately 400 employees. The planned reductions included 300 employees in the U.S. and 100 employees in Europe. In the fourth quarter, this estimate was revised downward by approximately 62 employees in Europe and eight employees in the U.S. These personnel were relocated to other company facilities or left the company prior to receiving separation benefits. As a result, anticipated termination costs of $5,938,000 established in the third quarter were reduced by $932,000 in Europe and $61,000 in the U.S. Of the total number of employees affected, 65 employees were terminated as of the end of the fiscal year and thus far have received benefit payments of $903,000.

In addition to the costs of terminating employees, the other principal costs of the restructuring plan include the $1,043,000 write-off of goodwill associated with the St. Paul facility, post-closing operating expenses for the facilities to be sold in LaPorte, Knoxville, and St. Paul, and other disposal costs. In total, these costs are approximately $2,569,000.

The following table displays the components of the accrued restructuring liability:

(In thousands)	2002
Termination Benefits:	
Balance at November 1, 2001	$ 5,938
Adjustments	(993)
Payments	(903)
Balance at March 31, 2002	$ 4,042
Other Restructuring Charges:	
Balance at November 1, 2001	$ 2,569
Non-cash Goodwill Impairment	(1,043)
Payments	—
Balance at March 31, 2002	$ 1,526

In addition to the restructuring costs, other closure-related and business rationalization costs recorded in the year were $881,000 in pension curtailment costs for the LaPorte and Knoxville facilities, $1,397,000 in accelerated depreciation in conjunction with the reduction of the useful lives of assets at the facilities to be closed, and $515,000 of inventory identified as obsolete. Other one-time items recorded in the year included a $1,851,000 asset impairment identified at one of the company's foreign facilities, consisting of a $804,000 reduction in the value of fixed assets, a $768,000 write-down of the inventory value and a $279,000 write-off of goodwill. Also recorded during the year was the write-down of the unitary air conditioning product line marketed by the company's HVAC division, consisting of $455,000 in obsolete inventory and $221,000 in fixed asset impairments. In addition, miscellaneous shut-down related costs of $110,000 have been incurred by the North American facilities.

The following table provides a summary of restructuring and one-time closure/business rationalization costs recorded:

Year Ended March 31 *(In thousands)*	2002
Restructuring Charges:	
Employee severance and related benefits	$ 4,971
Goodwill impairment	1,043
Post-closing operating expenses	845
Other disposal costs	681
Total restructuring costs	7,540
Other Closure Costs:	
Assets impairments	2,072
Depreciation (change in useful lives)	1,397
Pension curtailment costs	881
Obsolete inventory charges	970
Miscellaneous other closure costs	110
Total other closure costs	5,430
Total restructuring and other closure costs	$12,970

NOTE 12 INTANGIBLE ASSETS

Intangible assets include:

(In thousands)

March 31	2002	2001
Goodwill	**$85,984**	$ 90,362
Patents and product technology	**3,951**	6,901
Other intangibles	**2,456**	2,925
	92,391	100,188
Less accumulated amortization	**37,337**	35,302
Net intangible assets	**$55,054**	$ 64,886

Amortization expense for intangible assets was $9,065,000, $6,875,000, and $8,488,000 for the fiscal years ended 2002, 2001, and 2000, respectively.

NOTE 13 DEFERRED CHARGES AND OTHER NONCURRENT ASSETS

Deferred charges and other noncurrent assets include:

(In thousands)

March 31	2002	2001
Prepaid pension costs — qualified and nonqualified plans	**$66,622**	$62,496
Other noncurrent assets	**10,029**	8,501
Total deferred charges and other noncurrent assets	**$76,651**	$70,997

NOTE 14 INDEBTEDNESS

Long-term debt at March 31, 2002 and 2001, includes:

(Dollars in thousands)

Type of issue	Interest rate percentage at March 31, 2002	Fiscal year of maturity	2002	2001
Denominated in U.S. dollars:				
Fixed rate —				
Notes	5.00-8.87	2003-2004	**$ 10,877**	$ 14,938
Weighted average interest rate	5.09			
Revenue bonds	7.50	2003	**50**	400
Variable rate —				
Note	2.33	2006	**25,000**	15,161
Revenue bonds	1.70	2008	**3,000**	3,000
Denominated in foreign currency:				
Fixed rate —				
Notes and other debt	3.25-6.08	2004-2012	**63,409**	56,209
Weighted average interest rate	5.45			
Variable rate —				
Notes and other debt	.29-7.25	2003-2010	**47,348**	65,937
Weighted average interest rate	3.42			
			149,684	155,645
Less current portion			**10,030**	18,196
Total			**$139,654**	$137,449

Certain of Modine's financing agreements require it to maintain specific financial ratios and place certain limitations on dividend payments and the acquisition of treasury stock. Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing. Modine is in compliance with these covenants at March 31, 2002.

The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the company for similar debt instruments of comparable maturities. At March 31, 2002 and 2001, the carrying value of Modine's long-term debt approximates fair value.

Long-term debt matures as follows:

(In thousands)

Years ending March 31			
2003	$10,030	2006	$110,244
2004	11,782	2007	3,071
2005	2,578	2008 and beyond	11,979

Modine also maintains credit agreements with banks abroad. The foreign unused lines of credit at March 31, 2002, were approximately $16,588,000. Domestic unused lines of credit at March 31, 2002, were approximately $35,657,000. A maximum of $25,624,000 in short-term bank borrowings was outstanding during the year ended March 31, 2002. The weighted average interest rate on short-term borrowings was 5.05 percent at March 31, 2002, and 5.67 percent at March 31, 2001.

Interest expense charged to earnings was as follows:

(In thousands)

Years ended March 31	2002	2001	2000
Gross interest cost	**$8,013**	$10,468	$10,426
Capitalized interest on major construction projects	**(220)**	(1,684)	(1,513)
Interest expense	**$7,793**	$ 8,784	$ 8,913

Subsequent to the fiscal year end, on April 17, 2002, Modine entered into a new $150,000,000 multi-currency, revolving credit facility with a syndicate of banks that will mature in April 2005. Initially, Modine borrowed $64,000,000 against this new facility, which was used to pay off existing debt. At the same time, Modine terminated credit facilities with two separate banks. The indebtedness incurred by the company under the credit facility is secured by a guarantee from all domestic subsidiaries and a pledge of 65 percent of the voting stock of material foreign subsidiaries. The terms of this credit facility contain various restrictive financial covenants relating to maximum debt-to-EBITDA, minimum interest coverage ratio and minimum level of net worth. In addition, the credit facility contains limitations on investments, liens, dividends and other indebtedness. Borrowings under the credit facility bear interest at a rate of LIBOR plus a spread based on certain financial criteria, or the prime rate at Modine's option. Financing fees will be amortized over the life of the facility.

NOTE 15 FOREIGN EXCHANGE CONTRACTS/DERIVATIVES/HEDGES

Modine uses derivative financial instruments in a limited way as a tool to manage its financial risk. Their use is restricted primarily to hedging assets and obligations already held by Modine and they are used to protect cash rather than generate income or engage in speculative activity. Leveraged derivatives are prohibited by company policy.

Modine periodically enters into foreign currency exchange contracts, generally with terms of 90 days or less, to hedge specific foreign currency denominated transactions. The effect of this practice is to minimize the impact of foreign exchange rate movements on Modine's operating income. Modine's foreign currency exchange contracts do not subject it to significant risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged.

As of March 31, 2002 and 2001, the parent company had approximately $662,000 and $2,467,000, respectively, in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

outstanding forward foreign exchange contracts denominated in Euros. The difference between these contracts' values and the fair value of these instruments in the aggregate was not material. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also Note 14.

NOTE 16 OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities include:

(In thousands)

March 31	2002	2001
Postretirement benefits other than pensions	**$22,818**	$22,966
Pensions	**13,274**	13,381
Other	**4,668**	2,562
Total other noncurrent liabilities	**$40,760**	$38,909

NOTE 17 COMMON AND TREASURY STOCK

Following is a summary of common and treasury stock activity.

(In thousands)

	Common stock		Treasury stock at cost	
	shares	amount	shares	amount
Balance March 31, 1999	33,231	$20,769	(817)	$(28,198)
Purchase of treasury stock	—	—	(459)	(12,102)
Stock options and awards including related tax benefits	6	4	124	3,719
Employee stock-purchase and -ownership plans	—	—	71	2,187
Balance March 31, 2000	33,237	20,773	(1,081)	(34,394)
Purchase of treasury stock	—	—	(199)	(5,167)
Stock options and awards including related tax benefits	426	266	296	10,005
Employee stock-purchase and -ownership plans	—	—	172	5,992
Balance March 31, 2001	33,663	21,039	(812)	(23,564)
Purchase of treasury stock	**—**	**—**	**(46)**	**(1,292)**
Stock options and awards including related tax benefits	**68**	**42**	**296**	**9,124**
Employee stock-purchase and ownership plans	**12**	**8**	**290**	**8,756**
Balance March 31, 2002	**33,743**	**$21,089**	**(272)**	**$ (6,976)**

NOTE 18 SHAREHOLDER RIGHTS PLAN

Modine has a shareholder rights plan to protect against coercive takeover tactics. Under the plan, each share of Modine's common stock carries one right that entitles the holder to purchase a unit of 1/100 Preferred Series A Participating Stock at $95.00 per unit. The rights are not currently exercisable, but will become exercisable 10 days after a shareholder has acquired 20 percent or more, or has commenced a tender or exchange offer for 30 percent or more, of Modine's common stock. In the event of certain mergers, sales of assets, or self-dealing transactions involving a 20-percent-or-more shareholder, each right not owned by such 20-percent-or-more holder will be modified so that it will then be exercisable for common stock having a market value of twice the exercise price of the right. The rights are redeemable in whole by Modine, at a price of $0.0125 per right, at any time before 20 percent or more of Modine's common stock has been acquired. The rights expire on October 27, 2006, unless previously redeemed.

NOTE 19 ACCUMULATED OTHER COMPREHENSIVE (LOSS)

The components of accumulated other comprehensive (loss), net of applicable income taxes, consist of:

(In thousands)

March 31	2002	2001
Unrealized foreign-currency-translation adjustments	**$(32,489)**	$(23,358)
Minimum pension-liability adjustments	**(1,005)**	(293)
Accumulated other comprehensive (loss)	**$(33,494)**	$(23,651)

NOTE 20 STOCK-RETIREMENT, OPTION, AND AWARD PLANS

Retirement plans: Modine has adopted several, qualified, defined-contribution, stock-purchase plans; 401(k) plans; and a nonqualified, deferred-compensation plan for certain, designated employees. The stock purchase plans permitted employees to make monthly investments at current market prices based on a specified percentage of compensation. As of December 31, 1998, the stock-purchase plans were frozen and no additional contributions were made. Effective December 31, 2001, the stock plans were merged into one plan and on January 1, 2002, the plan was converted into an employee stock ownership plan (ESOP). The plan continues to earn dividends, which may be received in cash, beginning in April of 2002, or reinvested in Modine common stock. Beginning in March of 2002, employees under age 59 1/2 can diversify 25 percent of their stock held in the ESOP and transfer this portion to the 401(k) plan investments. Employees over 59 1/2 can diversify 100 percent of their holdings in the ESOP. The 401(k) plans and deferred-compensation plan allow employees to choose among various investment alternatives, including Modine common stock. Modine matches a portion of the employees' contribution, primarily in Modine common stock. During fiscal 2002, the company merged several of the 401(k) plans, eliminated the after-tax contribution plan at Climate Systems, a wholly owned Modine subsidiary, and converted the Thermacore and Climate Systems company match to Modine common stock.

Activity in the plans for fiscal 2002, 2001, and 2000 resulted in the purchase of 302,000, 468,000, and 487,000 shares of Modine common stock, respectively. These purchases were made from the employee pension plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of Modine's contributions to the plans for fiscal 2002, 2001, and 2000 were $3,137,000, $6,237,000, and $7,288,000, respectively.

Stock option and award plans: In July, 1985 and 1994, shareholders approved plans providing for the granting of options to officers, other key employees, and to nonemployee directors to purchase common stock of Modine. In July of 1999, shareholders reapproved the 1994 plan. In July of 2000, the 1994 plan for nonemployee directors was terminated and replaced with a new plan approved by the Board of Directors. This action was taken, in conjunction with a simultaneous decision to freeze the Directors Emeritus Retirement Plan effective July 1, 2000, with no further benefits accruing under that plan. In April of

2001, 294,000 shares of Modine common stock were allocated to cover the outstanding Thermacore options which were converted to Modine stock options as part of the business combination accounted for as a pooling transactions. Options granted under the Thermacore 1995 and 1997 incentive plans, which vest at 25% per year after the first year, are either non-qualified or incentive stock options and, in most cases, carry a price equal to the market price at the date of grant. Options granted under the 1985 and 1994 Modine plans, which vest immediately, are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant. Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

The 1985 and 1994 Incentive Stock Plans also provide for the granting of stock awards. Restricted stock awards were granted for 82,500 and 39,000 shares in fiscal 2002 and 2000, respectively. No restricted stock awards were granted in fiscal 2001. Shares are awarded at no cost to the employee and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the five-to-six year restriction period. The value of the Thermacore stock awards, which were converted to Modine shares as part of the pooling transaction, is also in escrow until certain employment restrictions lapse. These awards are being amortized over a four year to four and one-half year period. The amounts charged to operations in fiscal 2002, 2001, and 2000 were $856,000, $674,000, and $1,252,000, respectively.

Following is a summary of incentive and nonqualified option activity under the plans.

	Shares (in thousands)	Weighted-average exercise price per share
Outstanding March 31, 1999	2,798	$21.28
Granted	423	22.86
Exercised	(91)	10.21
Forfeitures	(12)	9.53
Outstanding March 31, 2000	3,118	21.86
Granted	434	22.64
Exercised	(723)	9.60
Forfeitures	(74)	23.58
Outstanding March 31, 2001	2,755	25.15
Granted	**571**	**23.44**
Exercised	**(289)**	**16.73**
Forfeitures	**(27)**	**29.25**
Outstanding March 31, 2002	**3,010**	**$25.60**

Options outstanding and exercisable as of March 31, 2002:

Range of exercise prices	Weighted-average remaining life	Weighted-average exercise price per share	Shares (in thousands)
$ 4.93 - 14.99	7.07	$10.18	225
15.00 - 24.99	7.36	22.26	1,043
25.00 - 34.99	5.55	29.58	1,742
Total outstanding and exercisable		$25.60	3,010

A further 703,000 shares were available for the granting of additional options or awards at March 31, 2002.

Modine continues to account for its stock options using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Since the exercise price of the options that have been awarded was equal to the market price on the date of the grant, no compensation expense was required to be recognized. If the fair-value based method of accounting for the 2002, 2001, and 2000 stock option grants had been applied in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," Modine's net earnings and net earnings per share would have been reduced as summarized below:

(In thousands, except per-share amounts)

Years ended March 31	**2002**	2001	2000
Net earnings as reported	**$23,345**	$51,830	$66,332
Net earnings pro forma	**19,101**	48,489	62,583
Net earnings per share (basic) as reported	**$0.70**	$1.61	$2.05
Net earnings per share (basic) pro forma	**0.57**	1.51	1.93

The following assumptions were used to compute the fair value of the option grants in fiscal 2002, 2001, and 2000 using the Black-Scholes option-pricing model: a risk-free interest rate of 4.2-4.7 percent, 4.9-6.7 percent, and 5.8-6.7 percent, respectively, stock volatility of 33.1-38.3 percent, 28.5-33.3 percent, and 26.9-28.8 percent, respectively, a dividend yield of 2.8-3.1 percent, 2.5-2.8 percent, and 2.4-2.5 percent, respectively, and an expected option life of six years, five and one-half years, and five years, respectively.

NOTE 21 SEGMENT AND GEOGRAPHIC INFORMATION

Modine's product line consists of heat-transfer components and systems. Modine serves the vehicular, industrial, commercial, and building HVAC original equipment and replacement markets and the electronics cooling markets. Modine operates in three business segments, which are organized on the basis of market categories or geographical responsibility. They are as follows: 1) Original Equipment, which provides heat-transfer products, generally from business units in North America, to original-equipment manufacturers of on-highway and off-highway vehicles, as well as to industrial and commercial equipment manufacturers, located primarily in North America; 2) Distributed Products, which provides heat-transfer products primarily for the North American and European vehicular replacement markets and the North American building HVAC market, from business units located in North America and Europe and electronics cooling products for the computer and telecommunications equipment markets in North America, Europe, and Asia from business units in those three areas; and 3) European Operations, which provides heat-transfer products, primarily to European original equipment manufacturers of on-highway and off-highway vehicles and industrial equipment manufacturers. Modine has assigned specific business units to a segment based principally on these defined markets and their geographical location. Each of Modine's segments is individually managed and has separate financial results reviewed by its chief operating decision makers. These results are used by management in evaluating the performance of each business segment, and in making decisions on the allocation of resources among the company's various businesses. Modine evaluates segment performance based on operating income and the return on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

capital employed. The significant accounting policies of the segments are the same as those of Modine as a whole.

Totals presented are inclusive of all adjustments needed to reconcile to the data provided in Modine's consolidated financial statements and related notes.

Segment data: In the first quarter of fiscal 2002, Modine acquired Thermacore International, Inc. in a business combination accounted for as a pooling of interests. Thermacore activity is included in the Distributed Products segment for all years being reported in the accompanying tables. Two additional changes made by management in the first quarter of fiscal 2002 were to relocate the Goch, Germany facility previously reported in the Original Equipment segment to the European Operations segment and the Emporia, Kansas facility previously reported in the Distributed Products segment to the Original Equipment segment. These revisions were made to align the plants with the current management reporting structure. The corresponding prior years' data has been restated to reflect the effects of these changes.

(In thousands)

Years ended March 31	**2002**	2001	2000
Sales:			
Original Equipment	**$ 456,994**	$ 467,289	$ 526,131
Distributed Products	**381,309**	424,981	437,152
European Operations	**302,407**	304,995	299,599
Segment sales	**1,140,710**	1,197,265	1,262,882
Eliminations	**(65,950)**	(75,866)	(87,926)
Total net sales	**$1,074,760**	$1,121,399	$1,174,956
Operating income:			
Original Equipment	**$ 66,237**	$ 82,190	$ 102,290
Distributed Products	**9,947**	23,748	37,062
European Operations	**23,331**	30,959	23,764
Segment operating income	**99,515**	136,897	163,116
Corporate & administrative expenses	**(64,462)**	(68,292)	(62,303)
Eliminations	**143**	131	81
Other items not allocated to segments	**4,914**	16,327	(4,180)
Earnings before income taxes	**$ 40,110**	$ 85,063	$ 96,714

Intersegment sales are accounted for based on an established markup over production costs.

Operating income for the reportable segments excludes all general corporate and administrative expenses except for certain expenses allocated for use of the company aircraft, technical center, and general building use. Functions included in corporate and administrative expenses include: certain research and development costs, the engine products development group, information technology, quality assurance, legal, finance, human resources, environmental, amortization of goodwill from acquisitions that benefit the entire company, and other general corporate expenses.

Other items not allocated to segments include patent settlements and running royalties, interest income and expenses, equity in the earnings of affiliates, gain on the sale of one of the company's aircraft and dividend income.

(In thousands)

Years ended March 31	**2002**	2001	2000
Assets:			
Original Equipment	**$211,209**	$201,906	$218,247
Distributed Products	**222,267**	260,439	267,876
European Operations	**210,117**	214,186	199,547
Corporate & administrative	**276,749**	274,575	264,658
Eliminations	**(17,298)**	(13,935)	(7,920)
Total assets	**$903,044**	$937,171	$942,408
Capital expenditures:			
Original Equipment	**$ 40,616**	$ 15,139	$ 20,253
Distributed Products	**6,662**	11,316	13,570
European Operations	**21,923**	28,159	33,206
Corporate & administrative	**(33,438)**	18,276	26,272
Eliminations	**—**	—	(89)
Total capital expenditures	**$ 35,763**	$ 72,890	$ 93,212
Depreciation and amortization expense:			
Original Equipment	**$ 21,946**	$ 15,167	$ 17,070
Distributed Products	**14,435**	11,990	11,294
European Operations	**12,745**	11,569	11,213
Corporate & administrative	**14,517**	13,323	10,955
Eliminations	**(135)**	(141)	(152)
Total depreciation and amortization expense	**$ 63,508**	$ 51,908	$ 50,380

Corporate assets include: cash and cash equivalents, accounts and notes receivable, investments in affiliates, intangibles, and significant long-lived assets. Eliminations consist primarily of intracompany loans and receivables.

Eliminations of capital expenditures are primarily due to sales between segments in excess of book value.

Geographic data:

(In thousands)

Years ended March 31	**2002**	2001	2000
Sales to unaffiliated customers from company facilities located in:			
United States	**$ 688,676**	$ 730,229	$ 786,658
Germany	**222,322**	221,642	212,474
Other countries	**163,762**	169,528	175,824
Net sales	**$1,074,760**	$1,121,399	$1,174,956
Long-lived assets:			
United States	**$ 351,641**	$ 383,909	$ 375,306
Germany	**86,578**	85,092	71,372
Other countries	**59,523**	60,913	66,622
Eliminations	**(668)**	(774)	(898)
Total long-lived assets	**$ 497,074**	$ 529,140	$ 512,402

Net sales are attributed to countries based on the location of the selling unit.

Long-lived assets are primarily physical property, plant, and equipment, but also include investments, intangibles, and other long-term assets. Eliminations are primarily intracompany loans and sales of property, plant, and equipment.

Major Customers: European Operations and Original-Equipment segment sales to Bayerische Motoren Werke (BMW) accounted for approximately 10.5 percent and 10.8 percent of total company revenues in fiscal 2002 and fiscal 2001, respectively. In fiscal 2000, no single customer accounted for more than 10 percent of revenues.

NOTE 22 LITIGATION AND CONTINGENCIES

The Mitsubishi and Showa Litigation: Over the last 10 years, Modine and Showa Aluminum Corporation (and Mitsubishi Motors in some cases) have instituted various lawsuits and legal proceedings against each other pertaining to Modine's *PF* (Parallel Flow) Technology and Showa's SC condenser. On July 14, 2000, Modine and Showa reached a settlement and entered into a license agreement. The Agreement calls for cross licensing of these technologies between the two parties. As a result of the Showa agreement and another with Mitsubishi Heavy Industries, Modine received, in the first and second quarters of fiscal 2001, payments totaling $17 million representing partial settlement for past infringement of Modine's *PF* technology. Based on an unfavorable decision from the Japanese patent office Board of Appeals in March of 2002, Modine will no longer receive royalty payments in Japan related to its *PF* technology. Since July of 2000, Modine has been receiving royalty payments from certain Japanese competitors related to its *PF* patents, which expire in 2006. Over the last twelve months, royalties from Japanese companies have accounted for approximately $2.9 million of pretax income. The company is reviewing its options regarding an appeal of the March of 2002 ruling. Over the last 10 years, Modine has been defending its *PF* technology in Japan. Modine had estimated a one-time royalty payment of approximately $29.9 million to cover past infringements if the validity of its *PF* patent in Japan was confirmed. Since this ruling does not effect Modine's royalty income outside of Japan, Modine will continue to collect royalties for *PF* products produced in Europe and the United States where, to date, its patents have been upheld.

The Lake Shore Litigation: Lake Shore Radiator, a former independent warehouse distributor of Modine's Aftermarket Division, filed a lawsuit against Modine in the Federal Court in Jacksonville, Florida in July of 2000. Lake Shore has alleged that Modine violated certain antitrust laws, breached portions of its distributor agreement and wrongfully terminated its relationship with Lake Shore. Modine has answered each of the allegations in Lake Shore's complaint and denied any liability. Trial is scheduled to begin in October of 2002.

In the normal course of business, Modine and its subsidiaries are named as defendants in various lawsuits and enforcement proceedings by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies, and others in which claims, such as personal injury, property damage, or antitrust and trade regulation issues, are asserted against Modine. Modine is also subject to other liabilities that arise in the ordinary course of its business. Many of the pending damage claims are covered by insurance and when appropriate Modine accrues for uninsured liabilities. While the outcomes of these matters, including those discussed above, are uncertain, Modine does not expect that any unrecorded liabilities that may result from these matters is reasonably likely to have a material effect on Modine's liquidity, financial condition or results of operations.

NOTE 23 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data are summarized below:

(In thousands, except per-share amounts)

Fiscal 2002 quarters ended	**June**	**Sept.**	**Dec.**	**March**
Net sales	**$280,631**	**$269,114**	**$270,433**	**$254,582**
Gross profit	**73,963**	**64,963**	**66,841**	**58,702**
Net earnings (a) (b) (c)	**10,218**	**6,829**	**1,252**	**5,046**
Net earnings per share of common stock:				
Basic	**$0.31**	**$0.21**	**$0.04**	**$0.15**
Assuming dilution	**0.31**	**0.20**	**0.04**	**0.15**

Fiscal 2001 quarters ended	June	Sept.	Dec.	March
Net sales	$300,441	$284,056	$265,393	$271,509
Gross profit	87,887	75,901	70,184	64,207
Net earnings (d)	19,213	20,363	7,059	5,195
Net earnings per share of common stock:				
Basic	$0.60	$0.63	$0.22	$0.16
Assuming dilution	0.59	0.62	0.22	0.16

(a) The 1st quarter of fiscal 2002 includes acquisition expenses of $3,105,000 ($2,865,000 after-tax) related to the Thermacore International, Inc. pooling transaction.

(b) The 3rd quarter of fiscal 2002 includes $12,333,000 ($8,275,000 after-tax) in restructuring and other closure expenses. Also recorded in the 3rd quarter was a reduction to the workers compensation insurance reserves, due to a change in accounting estimate, increasing earnings by $6,504,000 ($3,974,000 after-tax).

(c) The 4th quarter of fiscal 2002 includes the gain on the sale of one of the company's aircraft totaling $3,500,000 ($1,879,000 after-tax). Also recorded in the 4th quarter were additional restructuring and other closure expenses totaling $637,000 ($375,000 after-tax).

(d) The 1st and 2nd quarters of fiscal 2001 include PF patent settlements received increasing earnings by $1,875,000 ($1,407,000 after-tax) and $15,084,000 ($11,312,000 after-tax), respectively.

Report of Independent Accountants

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
MODINE MANUFACTURING COMPANY
RACINE, WISCONSIN

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows, and shareholders' equity present fairly, in all material respects, the financial position of Modine Manufacturing Company and its subsidiaries at March 31, 2002 and March 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Thermacore International, Inc. on April 27, 2001 in a transaction accounted for as a pooling of interests, as described in Note 10 to the consolidated financial statements. We did not audit the financial statements of Thermacore International, Inc., which statements reflect total assets of $37,058,922 as of March 31, 2001 and total revenues of $56,005,487 and $35,687,000 for the years ended March 31, 2001 and 2000, respectively. Those statements were audited by other auditors which report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Thermacore International, Inc., is based solely on the report of other auditors. We conducted our audits of these statements in accordance with auditing standards general accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 30, 2002

CONSOLIDATED SUMMARY OF OPERATIONS AND FIVE-YEAR FINANCIAL RECORD

(Dollars in thousands, except per-share amounts)

(In April 2001 Modine acquired Thermacore International, Inc. in a business combination accounted for as a pooling of interests. All data is presented to include Thermacore for all periods.)

Fiscal years ended March 31	**2002[(A)]**	2001[(B)]	2000	1999[(C)]	1998
FOR THE YEAR					
Net sales	**$1,074,760**	$1,121,399	$1,174,956	$1,136,593	$1,066,115
Gross profit	**264,469**	298,179	330,255	318,576	311,189
Selling, general, and administrative expenses	**221,733**	229,443	229,361	203,534	189,347
Interest expense	**7,793**	8,784	8,913	6,063	4,140
Earnings before income taxes	**40,110**	85,063	96,714	119,893	119,660
Net earnings	**23,345**	51,830	66,332	75,085	74,749
Net earnings per share — Basic	**$0.70**	$1.61	$2.05	$2.31	$2.30
— Assuming dilution	**0.70**	1.58	2.01	2.25	2.24
Depreciation and amortization expenses	**63,508**	51,908	50,380	44,945	42,489
Net cash provided by operating activities	**131,404**	125,764	90,077	105,391	103,391
Dividends paid	**28,981**	29,307	27,102	24,832	22,605
Dividends per share	**$0.875**	$1.00	$0.92	$0.84	$0.76
Return on sales	**2.2%**	4.6%	5.6%	6.6%	7.0%
Return on average shareholders' equity	**4.5%**	10.3%	13.9%	16.8%	18.2%
Capital expenditures	**35,763**	72,890	93,212	93,735	83,006
Research and development expenses	**29,877**	28,059	23,011	19,735	18,160
Price-to-earnings range[(1)]	**27.3-45.7**	12.0-18.9	10.4-17.0	11.2-17.2	11.0-16.1
Stock-price range — High	**$32.00**	$29.94	$34.13	$38.63	$36.00
— Low	**19.13**	19.00	21.00	25.25	24.75
AT YEAR END					
Working capital	**234,466**	198,178	258,229	197,988	201,646
Property, plant, and equipment — gross	**702,895**	697,063	646,677	604,208	519,614
Accumulated depreciation	**362,507**	330,209	300,300	293,838	266,545
Total assets	**903,044**	937,171	955,871	933,962	766,035
Long-term debt	**139,654**	137,449	214,585	144,124	89,946
Shareholders' equity	**515,999**	518,697	491,543	463,082	430,953
Weighted average shares outstanding — Assuming dilution (in thousands)	**33,406**	32,859	33,063	33,331	33,424
Book value per share	**$15.42**	$15.79	$15.29	$14.29	$13.25
Current ratio	**2.4**	1.9	2.4	1.7	2.0
Total debt to equity	**29.1%**	35.3%	46.6%	48.0%	27.3%
Number of employees	**7,706**	8,223	8,626	8,937	8,732

(1) Using net earnings per share (E.P.S.) — assuming dilution.

(A) A restructuring charge reduced net earnings by $5.2 million.

(B) Patent royalty settlements added $12.7 million to net earnings.

(C) Proceeds from a prior year's nonstrategic asset sale and from patent royalty settlements each added $2.3 million to net earnings.

Officers

Donald R. Johnson
Chairman and Chief Executive Officer

David B. Rayburn
President and Chief Operating Officer

Dean R. Zakos
Vice President, General Counsel & Secretary

Ernest T. Thomas
Senior Vice President and Chief Financial Officer

Charles R. Katzfey
Group Vice President

Klaus A. Feldmann
Group Vice President

James R. Rulseh
Group Vice President

Anthony C. DeVuono
Vice President and Chief Technology Officer

Roger L. Hetrick
Vice President, Human Resources

Rudy W. Possehl
Vice President, Administration

R. Steven Bullmore
Corporate Controller

Gary A. Fahl
Environmental, Health, and Safety Officer

Carlton C. Harper
Chief Information Officer

Dave B. Spiewak
Treasurer

Margaret C. Kelsey
Senior Counsel and Assistant Secretary

Directors emeriti

Thomas J. Guendel

Don R. O'Hare

Earl E. Richter

Wayne J. Roper

Richard T. Savage

Stuart W. Tisdale

Board of directors

Richard J. Doyle [A,B]
Retired Chairman and Chief Executive Officer of three private electrical contracting corporations, and retired Vice President of Borg-Warner Corporation, Chicago, Illinois

Frank P. Incropera [A,C]
McCloskey Dean of the University of Notre Dame's College of Engineering

Donald R. Johnson
Chairman and Chief Executive Officer of the company

Frank W. Jones [A,C]
Management Consultant, Tucson, Arizona

Dennis J. Kuester [B,C]
President and Chief Executive Officer of Marshall & Ilsley Corporation and Chairman and Chief Executive Officer of M&I Marshall & Ilsley Bank, and Chairman of Metavante Corporation, Milwaukee, Wisconsin

Vincent L. Martin [A,B]
Chairman, Jason, Incorporated, Milwaukee, Wisconsin

Gary L. Neale [A,B]
Chairman, President and Chief Executive Officer, NiSource Inc., Hammond, Indiana

Marsha C. Williams [A,C]
Chief Administrative Officer, Crate & Barrel, Northbrook, Illinois

Michael T. Yonker [B,C]
Retired President and Chief Executive Officer of Portec, Inc., Lake Forest, Illinois

Committees of the board

(A) Audit Committee: This committee, composed of directors who are not Modine employees, recommends selection of the independent accountants; who works with the independent accountants in determining audit scope; reviews the results of the audit; the effectiveness of internal auditing procedures, and the adequacy of internal accounting controls; and reviews and approves all services and fees by the independent accountants.

(B) Officer Nomination and Compensation Committee: This committee, also composed of directors who are not Modine employees, reviews and recommends candidates for officer positions, recommends compensation for company officers, and administers the company's incentive stock plan.

(C) Pension Committee: This committee, also composed of directors who are not Modine employees, provides oversight with respect to the investments of the company's pension plan.

Corporate Information

WORLD HEADQUARTERS
Modine Manufacturing Company
1500 DeKoven Avenue
Racine, WI 53403-2552
Telephone: 262-636-1200
Fax: 262-636-1424
E-Mail: info@modine.com
Internet website: www.modine.com

TECHNICAL CENTERS
Racine, Wisconsin
Bonlanden, Germany
Harrodsburg, Kentucky

MANUFACTURING PLANTS

North America
McHenry, Illinois
LaPorte, Indiana
Logansport, Indiana
Washington, Iowa
Emporia, Kansas
Harrodsburg, Kentucky
Camdenton, Missouri
Jefferson City, Missouri
Joplin, Missouri
Trenton, Missouri
Pemberville, Ohio
Toledo, Ohio
Lancaster, Pennsylvania
West Kingston, Rhode Island
Richland, South Carolina
Clinton, Tennessee
Knoxville, Tennessee
Lawrenceburg, Tennessee
Ferris, Texas
Buena Vista, Virginia

Europe
Berndorf, Austria
Bernhausen, Germany
Kirchentellinsfurt, Germany
Neuenkirchen, Germany
Pliezhausen, Germany
Tübingen, Germany
Wackersdorf, Germany
Mezökövesd, Hungary
Pontevico, Italy
Granada, Spain
Mill, The Netherlands
Uden, The Netherlands
Ashington, UK

Other Locations
Anyang-City, Korea
Guaymas, Mexico
Mexico City, Mexico
Nuevo Laredo, Mexico
Yang Mei, Taiwan

JOINT-VENTURES
Constructions Mécaniques Mota, S.A. - Marseilles, France
Nikkei Heat Exchanger Company, Ltd. - Kambara, Japan
Radiadores Visconde, Ltda. - São Paulo, Brazil

AFTERMARKET DISTRIBUTION CENTERS
North America - 4
Europe - 1

AFTERMARKET SALES AND SERVICE CENTERS
North America - 7
Europe - 9
Other Locations - 5

SALES OFFICES
North America - 2
Europe - 9
Other Locations - 1

(Plus representatives and/or distributors in many cities of North America and Europe.)

ADDITIONAL INFORMATION AVAILABLE
More information of both a general and financial nature can be obtained by contacting Mick B. Lucareli, Manager, Business Development & Corporate Communications, at the company address, by telephone (262-636-8446) or by E-mail (m.b.lucareli@na.modine.com).

FORM 10K REPORT AVAILABLE
Shareholders can obtain a copy of the Form 10-K Report, filed by the company with the Securities and Exchange Commission, by sending a request to the Office of the Secretary at the company address.

DIVIDEND REINVESTMENT AND DIRECT PURCHASE PLAN (SHAREOWNER SERVICE PLUS PLAN)
Shareholders can build their investments in Modine through a no-cost plan for automatically reinvesting dividends and making additional cash purchases of Modine stock.

Systemic investments can be established for your account by authorizing direct deductions from your bank account on a monthly basis. To receive plan material and enrollment information, call 800-813-3324.

The Modine Manufacturing Company Dividend Reinvestment and Direct Stock Purchase Plan is administered by the company's transfer agent, Wells Fargo Shareowner Services. Inquiries may be directed to the address listed below.

TRANSFER AGENT AND REGISTRAR
Wells Fargo Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
Telephone: 800-468-9716

STOCK SYMBOL AND LISTING
MODI, listed on the NASDAQ Stock Market as a National Market Issue.

SHAREHOLDERS
As of March 31, 2002, there were 5,342 shareholders of record and participants in the Dividend Reinvestment Plan. The company estimates that there were about 17,000 beneficial shareholders.

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP

TRADEMARKS
Trademarks or registered trademarks of Modine Manufacturing Company are denoted in italic type in this report.

Printed on recycled paper

MODINE



Modine Manufacturing Company

1500 DeKoven Avenue
Racine, Wisconsin 53403-2552
262-636-1200
www.modine.com